Exhibit 99.1

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 28, 2023 1. DATE, TIME AND PLACE: On September 28, 2023, at 10 a.m., in an exclusively digital meeting, pursuant to item 6.4. of the Internal Rules of the Board of Directors of Suzano S.A. (“Company”). 2. ATTENDANCE: The following members of the Company’s Board of Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Also present were the members of the Company's Fiscal Council, Mrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also participated as a guest, Mr. Marcos Moreno Chagas Assumpção. 3. Chairman and Secretary: The meeting was presided by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary. 4. AGENDA: To resolve on: (i) the approval of the execution, by the Company, of the Protocol and Justification of the Merger of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC” and “Merger Agreement”); (ii) the Management Proposal to be submitted to the Extraordinary General Shareholders’ Meeting of the Company, to be convened pursuant to item (iii) below (“EGSM”), concerning (ii.1) the approval of the Merger Agreement; (ii.2) the ratification of the appointment of the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (the “Appraiser”), to prepare the MMC’s net equity appraisal report and its respective exhibits, at its book value, pursuant to Section 227 of Law No. 6,404, of 15 December 1976, as amended (“Appraisal Report” and "Brazilian Corporate Law”); and (ii.3) the approval of the Appraisal Report; (ii.4) the approval of the merger of MMC by the Company, under the terms and conditions of the Merger Agreement (“Merger”); (ii.5) the approval of the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) complement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii)

complement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries” (“Corporate Purpose Complement”); (ii.6) the approval of the consolidation of the Company’s Bylaws; and (ii.7) the authorization of the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, under the terms of the current regulation; (iii) the calling of an EGSM, to be held on October 31, 2023, exclusively in digital form, to deliberate on the issues indicated in the aforementioned items; and (iv) the authorization of the Company’s Management to perform any and all acts, negotiate and execute any agreements and/or instruments and their possible amendments, necessary or convenient to the previous resolutions, if approved. 5. MINUTES IN SUMMARY FORM: The attending members of the Board of Directors, unanimously and without reservations, decided to draw up these minutes in summary form. 6. RESOLUTIONS: After installing the meeting, examining and discussing the matters listed in the agenda, the attending members of the Board of Directors, unanimously and without reservations, resolved: 6.1. To approve, after an analysis of the Appraisal Report, the Merger Agreement, which sets forth general terms and conditions applicable to the Merger, its justification and criteria for purposes of appraising MMC’s net equity, authorizing the Company’s management to proceed with its execution. Following certification by the presiding members, the Merger Agreement is comprised by this instrument in the form of Exhibit A. 6.2. To propose to the EGSM: (i) the approval of the Merger, pursuant to the terms set forth in the Merger Agreement; (ii) the ratification of the appointment of the Appraiser for purposes of preparing the Appraisal Report, pursuant to Section 227 of Brazilian Corporations Law; (iii) the approval of the Appraisal Report; (iv) the approval of the Merger, under the terms and conditions of the Merger Agreement; (v) the approval of the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose; and (vii) the authorization of the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, under the terms of the current regulation. The Appraisal Report is contained in Exhibit I of the Merger Agreement, comprising Exhibit A of this instrument. 6.2.1. To state that the preparation of the appraisal reports referred to in Section 264 of the Brazilian Corporate Law is not applicable to the Merger, due to the fact that Suzano directly holds one hundred percent (100%) of MMC’s equity capital, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission rendered on February 15, 2018 in connection with Proceeding SEI No. 19957.011351/2017-21. 6.2.2. To state that the Merger shall not entail any right of withdrawal to dissenting shareholders of the Company, provided applicable law limits such right to member-

owners of the company to be merged, and the Company directly holds one hundred percent (100%) of MMC’s equity capital. Accordingly, the Merger is also not subject to dissenting member-owners. and, consequently, the reimbursement value to the MMC shareholder as a result of the Merger. 6.2.3. To state that the Merger shall not result in a capital increase of the Company and, consequently, there will be no issuance of new shares nor any unit/share substitution ratio, provided the Company directly holds one hundred percent (100%) of MMC’s equity capital. 6.2.4. To state that the Merger shall result in the termination of MMC and the full transfer, to the Company, of its net assets. 6.2.5. To state that, the proposed change in the Company’s Bylaws does not constitute a scenario for the exercise of withdrawal rights by Company shareholders dissenting from the resolution due to the approval of the Corporate Purpose Complement, considering that it does not represent a substantial modification to the Company’s main corporate purpose, as part of the supplementary activities were already indirectly carried out by a company in which the Company holds the entirety of the equity capital, in light of the decision rendered on March 27, 2018, by the Board of Commissioners of CVM in the Proceeding SEI No. 19957.000175/2018-83, and they all represent mere complementation and addition of ancillary activities that contribute to the pursuit of the Company’s primary corporate purposes. 6.3. To approve the Management Proposal concerning the Merger, to be submitted to the Company’s shareholders at the Company EGSM, which shall be archived at the Company’s headquarters and made available to shareholders pursuant to applicable law. 6.4. To approve the convening of the EGSM for deliberation or ratification, as the case may be, of the aforementioned matters; and 6.5. To authorize the Board of Officers of the Company to perform any and all actions, execute any agreements and/or instruments and their respective amendments, necessary or convenient for purposes of implementing the resolutions above, pursuant to the provisions of the Company’s Bylaws. 7. CLOSURE: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read and approved by all Directors in attendance. São Paulo/SP, September 28, 2023. [Rest of the page purposely left blank]

[Signature page of the minutes of Suzano S.A.’s Board of Directors Meeting held in September 28, 2023, at 10 a.m.] Chairman and Secretary: ___________________________ David Feffer President of the Meeting ___________________________ Marcos Moreno Chagas Assumpção. Secretary Attending Board Members: ___________________________ David Feffer Chairman and President of the Meeting ___________________________ Daniel Feffer Vice-Chairman ___________________________ Nildemar Secches Vice-Chairman ___________________________ Ana Paula Pessoa Director ___________________________ Gabriela Feffer Moll Director ___________________________ Maria Priscila Rodini Vansetti Machado Director ___________________________ Paulo Rogerio Caffarelli Director ___________________________ Paulo Sergio Kakinoff Director ___________________________ Rodrigo Calvo Galindo Director

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 EXHIBIT A Protocol and Justification of the Merger

PORTUGUESE VERSION SHALL PREVAIL PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA. BY SUZANO S.A. The managers of the companies identified below, as well as the respective companies identified below: (i) SUZANO S.A., a publicly held corporation, enrolled with the Corporate Taxpayer Registration of the Ministry of Finance (Ministério da Fazenda) (“CNPJ/MF”) under No. 16.404.287/0001-55, registered with the Commercial Registry of the State of Bahia under Commercial Register Number (“NIRE”) 29.300.016.331, with head offices in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No 1.752, 10th floor, Suites 1.009 to 1.011, Pituba, ZIP Code 41810-012, herein represented in accordance with its Bylaws (“Suzano”); (ii) MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA., a limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC”); Suzano and MMC jointly designated as “Parties” and, individually, “Party”). HEREBY DECIDE to execute, for the reasons and purposes detailed below pursuant to Sections 224 and 225 of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), the present Instrument of Protocol and Justification of Merger (“Merger Agreement”), concerning the merger of MMC by Suzano, under the following terms and conditions: 1. INTRODUCTION 1.1. Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of MMC by Suzano, with its consequent termination and transfer all of its assets to Suzano (“Merger”). 1.2. Justification. After an analysis of the current situation of MMC and Suzano, and considering that Suzano directly holds one hundred percent (100%) of MMC’s equity capital, the managements of the Parties decided to propose the Merger, based on the assumption that the integration of activities performed by MMC and Suzano will enable the capture of efficiency gains and synergies from reduced operational, logistical and administrative costs and risks. The merger aligns with Suzano’s strategy to unify the assets of its subsidiaries and consolidate them under Suzano, aiming for optimized management and a simplified corporate structure. 2. APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONSStructure. As a result of the Merger, Suzano will receive all assets and liabilities of MMC, succeeding it on an universal basis with regard to the entirety of its assets, rights and liabilities, without discontinuity. 2.2. Base Date: The appraisal report, prepared in accordance with the financial statements, have as reference date July 31, 2023 (“Base Date”).

PORTUGUESE VERSION SHALL PREVAIL 2.3. Appraisal Criteria. The assets, rights and liabilities comprising MMC’ net equity that will be transferred to Suzano will be appraised at their respective book values. 2.4. Appraiser; Appraisal Reports. The managers of the Parties appoint and engage, ad referendum of Suzano’s general shareholders’ meeting concerning the Merger, as the appraiser to perform the appraisal, pursuant to Section 2.3 above, Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (the “Appraiser”) responsible for preparing the net equity appraisal report of MMC, at its book value (“Appraisal Report”), which comprise and is an integral and inseparable section of this Merger Agreement for applicable legal purposes, attached herein as Exhibit I. 2.4.1. Considering that Suzano directly holds one hundred percent (100%) of MMC’s equity capital, and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission (“CVM”) issued on February 15, 2018 in connection with Proceeding SEI No. 19957.011351/2017-21, it will not be necessary to prepare the report referred to in Section 264 of the Brazilian Corporate Law. 2.4.2. Pursuant to Section 227, Paragraph 1º, of the Brazilian Corporate Law, the appointment of the Appraiser shall be subject to the ratification in Suzano’s general shareholders’ meeting concerning the Merger. 2.4.3. The Merger shall not grant the right of withdrawal to dissenting shareholders of Suzano (i.e. the merging company) in connection with the Merger, provided that the applicable law limits such right to equityholders of the merged company, and that Suzano directly holds one hundred percent (100%) of MMC’s equity capital. Thus, there are also no dissenting MMC member-owners and, consequently, no reimbursement value to member-owner of MMC as a result of the Merger. 2.4.4. The Appraiser hereby represented that: (i) there are no potential or current conflict or common interest matters with the Parties’ member-owners or, further, with regard to the Merger; and (ii) the member-owners or the managers of the Parties have not directed, limited, impaired or performed any acts which compromised or may compromise the access, use or knowledge of material information, property, documents or work methodologies in connection with the quality of their conclusions. The Appraiser was selected for the services described herein due to its wide and renowned experience with preparing reports and appraisals of such nature. 2.4.5. Suzano shall bear all costs related to the engagement of the Appraiser for preparing the Appraisal Report. 2.5. Transferred Net Equity; Share Capital Adjustments. Pursuant to the Appraisal Report, MMC’s net equity for purposes of the Merger totals five hundred seventy million, one hundred ninety-five Brazilian reais and ninety-two centavos (R$ 570,000,195.92), which constitutes the total net asset transferred to Suzano. 2.5.1. The Merger shall not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of units/shares, in view of the fact that Suzano directly

PORTUGUESE VERSION SHALL PREVAIL holds one hundred percent (100%) of MMC’s equity capital and, therefore, the MMC’s net equity is already fully reflected in Suzano’s net equity. 2.6. Transferred Equity Components of MMC to Suzano. As a result of the Merger, the entirety of the equity components of assets and liabilities of MMC shall be transferred to Suzano. 2.6.1. Among the assets and liabilities of MMC transferred to Suzano, for purely illustrative purposes and without limitation in connection with other assets and liabilities comprising MMC’s equity, are the following: (a) all offices and branches of MMC listed in Exhibit II of this Merger Agreement, whose activities shall be performed by Suzano’s branches following the Merger; (b) all fixed assets of MMC, including, without limitation, the real estate property listed in MMC’s Appraisal Report, whose copy of the property registry is attached hereto in Exhibit III; (c) all personal and/or real guarantees granted and provided by third-parties in favor of MMC, if any; (d) all agreements in which MMC is a party to; and (e) all intangible assets, including intellectual properties such as licensed and proprietary trademarks and MMC patents, are duly detailed in Exhibits 4, 5, and 6 of the Appraisal Report. Additionally, all MMC employees, along with their associated labor obligations, will be transferred to Suzano. 2.6.2. It is hereby noted that, following the register of the Merger in the property registry of the real estate property listed in Exhibit III of this Merger Agreement, Suzano shall be the valid owner of the aforementioned real estate property. 2.6.3. For clarification purposes, with regard to the Merger, all MMC assets and rights shall be transferred to Suzano by universal succession, regardless if mentioned or not in the Exhibits mentioned in this Merger Agreement. 2.7. Equity Variation. Equity variations occurring between the Base Date and the date of completion of the Merger shall be absorbed by Suzano, including positive and negative results arising from changes during such period, considering, in each case, the respective transferred net equity. 3. CORPORATE APPROVALS; SHARE CAPITAL 3.1. Approval Actions. The completion of the Merger depends on the performance of the following acts (“Approval Actions”), all interdependent, which shall be coordinated to occur on the first call on the same date: (i) Extraordinary General Shareholders’ Meeting of Suzano to resolve on: (a) the approval of the execution of this Merger Agreement, (b) the ratification of the appointment of the Appraiser, (c) the approval of the Appraisal Report; (d) the approval of the Merger, subject to the terms of this Merger Agreement, (e) the amendment of Article 4 of Suzano’s Bylaws to adjust the description of the corporate purpose to reflect the Merger, (f) the consolidation of Suzano’s Bylaws due to the approval of the resolution from item “e” above, and, (g) the authorization of the Board of Officers of Suzano to perform all acts necessary for the effectuation and implementation of the resolutions to be discussed and approved by the shareholders of Suzano at the referred Extraordinary General Shareholders’ Meeting (“Suzano EGSM”); and

PORTUGUESE VERSION SHALL PREVAIL (ii) Members’ Meeting of MMC to resolve on (a) the execution of this Merger Agreement, (b) the approval of the Appraisal Report, (c) the approval of the Merger, subject to the terms of this Merger Agreement. 3.1.1. Suzano acknowledges that, provided the Merger will not result in a capital increase, its Bylaws shall not be amended for this specific purpose. 3.1.2. Considering that MMC conducts certain activities not covered by Suzano’s corporate purpose, the Suzano’s Extraordinary General Shareholders’ Meeting shall resolve on the amendment to Article 4 of its Bylaws to adjust the wording of its corporate purpose, in order to expressly include the possibility of undertaking such activities. This change will not constitute a modification to the corporate purpose since it will not affect or add principal activities to the Company’s main objective, but only auxiliary and complementary activities to the central corporate purpose carried out by Suzano. 3.1.3. The Parties agree that, regardless of the date of the Approval Actions, the Merger will only be finalized and take effect on November 1, 2023. 4. OTHER COVENANTS 4.1. Pro Forma Financial Information. The requirements set forth in Chapter III of CVM Resolution No. 78, dated March 29, 2022, are not applicable to the Merger, considering that it: (i) does not represent a dilution greater than five percent (5%), since it will not result in a capital increase of Suzano and, consequently, there will be no exchange ratio of units/shares, and (ii) does not constitute a relevant transaction for purposes of OCPC Technical Guideline No. 06 (Orientação Técnica OCPC nº 06). 5. FINAL PROVISIONS 5.1. Succession in Rights and Obligations. Pursuant to Section 227 of the Brazilian Corporate Law, Suzano shall take over the assets and liabilities regarding MMC’s net equity that shall be transferred to it, pursuant to the terms of this Merger Agreement as a result of the Merger, without any discontinuity. 5.2. Completion. It will be the responsibility of the Parties’ managements to perform all the acts, registers and annotations necessary for the completion of the Merger, following the approval pursuant to the Approval Actions, including recognizing the existence of any assets or rights transferred to Suzano by means of the Merger. 5.3. Disclosure. The applicable documents shall be made available to the shareholders of Suzano and the member-owner of MMC at: (i) their respective head offices as of the date of the call notices of the Approval Actions, and/or, as applicable, (ii) on the Investor Relations website of Suzano (https://ri.suzano.com.br) and (iii) on the websites of the CVM and B3 S.A. – Brasil, Bolsa, Balcão. 5.4. Amendment. This Merger Agreement may only be amended by written instrument executed by the Parties’ managements. 5.5. Nullity and Inefficacy. Any statement by any court of nullity or non-effectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity

PORTUGUESE VERSION SHALL PREVAIL or effectiveness of the remaining provisions, which shall be fully complied with, and the Parties herby agree to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the annulled or non-effective provision. 5.6. Waiver. The failure or delay by any of the Parties in exercising any rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing. 5.7. Irrevocability and Irreversibility. The present Merger Agreement is irrevocable and irreversible, and the obligations hereby assumed by the Parties are also binding on their successors by any measure whatsoever. 5.8. Assignment. The assignment of any rights and obligations set forth in this Merger Agreement without prior and express consent, in writing, by the Parties, is hereby prohibited. 5.9. Enforceable Title. This Merger Agreement signed in the presence of two (2) witnesses shall serve as an extrajudicial enforceable title pursuant to the civil procedural law, for all legal effects. The Parties hereby acknowledge that (i) this Merger Agreement constitutes an extrajudicial enforceable title, for all purposes and effects of Law No. 13.105, of March 16, 2015, as amended; and (ii) is subject to specific performance in accordance with the applicable law. 5.10. Applicable Law. This Merger Agreement shall be interpreted and governed by the laws of the Federative Republic of Brazil. 5.11. Jurisdiction. The Parties and their respective managements appoint the Central Court of São Paulo, State of São Paulo, to settle any disputes arising from this Merger Agreement. And, being fair and agreed, the managers of the Parties sign this Merger Agreement in as many counterparts as needed, of equal tenor and form and to one and the same effect, together with the witnesses below. São Paulo, September 28, 2023 [Remainder of page purposely blank]

PORTUGUESE VERSION SHALL PREVAIL [Signature page 1/4 of the Protocol and Justification Instrument of the Merger of MMC Brasil Indústria e Comércio Ltda. by Suzano S.A., executed on September 28, 2023.] SUZANO S.A. ________________________________ Name: Position: ________________________________ Name: Position: MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA. ________________________________ Name: Position: ________________________________ Name: Position: Witnesses: ________________________________ Name: CPF/MF: ________________________________ Name: CPF/MF:

PORTUGUESE VERSION SHALL PREVAIL EXHIBIT I OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA. BY SUZANO S.A. Appraisal Report of MMC Brasil Indústria e Comércio Ltda.

APPRAISAL REPORT AP-00778/23-01 MMC Brasil Indústria e Comércio Ltda.

1 APPRAISAL REPORT: AP-00778/23-01 VALUATION DATE: July 31st, 2023 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA., DETERMINED THROUGH THE ACCOUNTING BOOKS 1. EVALUATION METHODOLOGY APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA., hereinafter denominated MMC, based at Avenida Brigadeiro Faria Lima, no. 1.355, 10th floor, Jardim Paulistano, City and State of de São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 48.573.767/0001-36, on July 31st, 2023, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

2 2. PURPOSE OF APPRAISAL The shareholders' equity assessment of MMC, as of July 31st, 2023, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO. 3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of MMC is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of MMC as of July 31st, 2023, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of MMC. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

3 5. CONCLUSION Based on the work executed, we concluded that the amount of BRL 570,000.195.92 (five hundred and seventy million, one hundred and ninety-five reais and ninety-two cents), as stated in the MMC’s balance sheet as of July 31st, 2023, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices. 6. EMPHASIS In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter. Rio de Janeiro, September 15th, 2023. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118263/P-0)

4 7. LIST OF ATTACHMENTS 1. Support documentation 2. Summary of the main accounting practices adopted by MMC 3. List of MMC’s fixed assets 4. List of Brands Licensed by MMC 5. List of MMC’s Proprietary Brands 6. List of MMC’s Patents 7. Glossary

ATTACHMENT 1

Financial information As of JuLY 31, 2023 MMC Brasil indústria e comercio ltda.

MMC INDUSTRIA E COMERCIA LTDA. Financial Statement Period ended July 31, 2023 BALANCE SHEET July 31, 2023 ASSETS CURRENT 22.753.101,22 194.370.663,14 126.323.661,97 75.407.891,35 149.356,50 1.440.630,61 Total current assets 420.445.304,79 NON-CURRENT 1.350.985,21 477.124.160,12 11.355.190,54 1,00 Total non-current assets 489.830.336,87 TOTAL ASSETS 910.275.641,66 LIABILITIES CURRENT 175.120.181,87 11.104.253,33 81.697.720,79 26.689.925,05 1.318.830,99 Total current liabilities 295.930.912,03 NON-CURRENT 357.405,73 1.457.261,00 15.255.526,63 27.274.340,35 Total non-current liabilities 44.344.533,71 TOTAL LIABILITIES 340.275.445,74 EQUITY 598.772.252,00 (28.772.056,08) Total Equity 570.000.195,92 TOTAL LIABILITIES AND EQUITY 910.275.641,66

DocuSign

Certificado de Conclusão

Identificação de envelope: AB2A7AEF4C3445D7BF44EBE3B494C517		Status: Concluído
Assunto: Conclua com o DocuSign: MMC English.pdf		
Envelope fonte:		
Documentar páginas: 2	Assinaturas: 1	Remetente do envelope:
Certificar páginas: 2	Rubrica: 0	STEPHANIE CAROLINE PRADO DE SOUZA
Assinatura guiada: Ativado		AV PROFESSOR MAGALHAES NETO, 1752, EDF.
Selo com EnvelopeId (ID do envelope): Ativado		LENA EMPRESARIAL 10 ANDAR SALAS 1009
Fuso horário: (UTC-03:00) Brasília		1010 E 1011, PITUBA
		SALVADOR, BA 41.810-012
		STEPHANIES@suzano.com.br
		Endereço IP: 163.116.233.47

Rastreamento de registros

Status: Original 05/09/2023 09:36:18	Portador: STEPHANIE CAROLINE PRADO DE SOUZA STEPHANIES@suzano.com.br	Local: DocuSign

Eventos do signatário	Assinatura	Registro de hora e data
Arvelino Cassaro arc@suzano.com.br Gerente Executivo de Controladoria Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	 Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 163.116.233.40	Enviado: 05/09/2023 09:36:51 Visualizado: 05/09/2023 09:37:57 Assinado: 05/09/2023 09:38:13

Termos de Assinatura e Registro Eletrônico:
Não oferecido através do DocuSign

Eventos do signatário presencial	Assinatura	Registro de hora e data

Eventos de entrega do editor	Status	Registro de hora e data

Evento de entrega do agente	Status	Registro de hora e data

Eventos de entrega intermediários	Status	Registro de hora e data

Eventos de entrega certificados	Status	Registro de hora e data

Eventos de cópia	Status	Registro de hora e data
PALOMA DA SILVA SOARES PALOMASS@suzano.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma)	**Copiado**	Enviado: 05/09/2023 09:36:51

Termos de Assinatura e Registro Eletrônico:
Não oferecido através do DocuSign

Eventos com testemunhas	Assinatura	Registro de hora e data

Eventos do tabelião	Assinatura	Registro de hora e data

Eventos de resumo do envelope	Status	Carimbo de data/hora
Envelope enviado	Com hash/criptografado	05/09/2023 09:36:52
Entrega certificada	Segurança verificada	05/09/2023 09:37:57
Assinatura concluída	Segurança verificada	05/09/2023 09:38:13
Concluído	Segurança verificada	05/09/2023 09:38:13

Eventos de pagamento Status Carimbo de data/hora

ATTACHMENT 2

ATTACHMENT 3

A

Attachment 4

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Mark Name	Country	Application Number	Registration Number	Status	Filed Date	Granted Date	Class Description	Owner
KLEENEX	Brazil	002667487	2667487	Registered	1960-10-16	1970-10-16	16 - Cushions or sheets of absorbent tissue paper	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	002125609	002125609	Registered	1958-08-12	1968-08-12	3 - Perfumery and hygiene products, toiletry articles in general	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	824205740	824205740	Registered	2002-01-03	2007-05-29	3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	814623638	814623638	Registered	1988-12-13	1990-09-11	16 - Towel paper, facial towel, toilet towel, disposable towel to clean and dry, table napkins, all made entirely of paper	Kimberly-Clark Worldwide, Inc.
KLEENEX ALLERGY COMFORT	Brazil	927763966		Application	2022-08-23		3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes	Kimberly-Clark Worldwide, Inc.
KLEENEX ALLERGY COMFORT	Brazil	927764091		Application	2022-08-23		16 - Absorbent tissue paper products, facial tissue, toilet paper, wipes and towels, paper napkins	Kimberly-Clark Worldwide, Inc.
KLEENEX CARE PURIFY	Brazil	900952393	900952393	Registered	2008-06-04	2011-08-16	3 - Impregnated wipes and tissues for personal use; facial cleansers, lotions and creams	Kimberly-Clark Worldwide, Inc.
KLEENEX PROTECAO	Brazil	830570608	830570608	Registered	2010-03-25	2012-12-18	3 - Premoistened or impregnated cleansing tissue or wipes; medicated and antibacterial soaps and gels all for personal use	Kimberly-Clark Worldwide, Inc.
KLEENEX SENSATIONS	Brazil	831145978	831145978	Registered	2011-10-31	2014-12-23	3 - Impregnated wipes and tissues	Kimberly-Clark Worldwide, Inc.
KLEENEX WATER FRESH ALLERGY COMFORT	Brazil	927786222		Published	2022-08-24		3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	822476185	822476185	Registered	2000-07-28	2006-08-01	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	910662843	910662843	Registered	2016-02-23	2018-03-20	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT CLASSIC	Brazil	840595905	840595905	Registered	2013-08-01	2016-06-07	16 - Toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT COMPACTO	Brazil	901780588	901780588	Registered	2009-07-10	2012-04-10	16 - Toilet tissue, facial tissue, and paper towels	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910351	907910351	Registered	2014-07-01	2017-01-03	3 - Impregnated wipes and liquid soaps for household cleaning	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910599	907910599	Registered	2014-07-01	2016-12-13	16 - Disposable wipes and floor cleaning pads for household cleaning	Kimberly-Clark Worldwide, Inc.
SCOTT GOLD	Brazil	825155690	825155690	Registered	2003-01-09	2009-03-24	16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT MICRO-TECIDO	Brazil	900591978	900591978	Registered	2007-11-05	2010-08-24	16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT PROTECT CARE	Brazil	910591563	910591563	Registered	2016-02-03	2018-02-06	3 - Moist wipes and moist toilet tissue	Kimberly-Clark Worldwide, Inc.
SCOTT PROTECT CARE	Brazil	910591415	910591415	Registered	2016-02-03	2018-03-13	16 - Facial tissue and toilet tissue	Kimberly-Clark Worldwide, Inc.
SCOTT RENDEMAX	Brazil	830934081	830934081	Registered	2011-04-08	2014-07-29	16 - Facial tissue, toilet tissue, paper towels, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT RESISTEMAX	Brazil	To Be Provided	To Be Provided	Pending			16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16.	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	822476185	822476185	Registered	2000-07-28	2006-08-01	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins	Kimberly-Clark Worldwide, Inc.
SCOTT GOLD	Brazil	825155690	825155690	Registered	2003-01-09	2009-03-24	16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT MICRO-TECIDO	Brazil	900591978	900591978	Registered	2007-11-05	2010-08-24	16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT PROTECT CARE	Brazil	910591563	910591563	Registered	2016-02-03	2018-02-06	3 - Moist wipes and moist toilet tissue	Kimberly-Clark Worldwide, Inc.
SCOTT PROTECT CARE	Brazil	910591415	910591415	Registered	2016-02-03	2018-03-13	16 - Facial tissue and toilet tissue	Kimberly-Clark Worldwide, Inc.
SCOTT RENDEMAX	Brazil	830934081	830934081	Registered	2011-04-08	2014-07-29	16 - Facial tissue, toilet tissue, paper towels, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT RESISTEMAX	Brazil	To Be Provided	To Be Provided	Pending			16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16.	Kimberly-Clark Worldwide, Inc.
DESIGN ELEPHANT	Brazil	824804422	824804422	Registered	2002-09-04	2007-05-29	16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels and paper table napkins	Kimberly-Clark Worldwide, Inc.
design elephant (cleaning pose)	Brazil	840213514	840213514	Registered	2012-07-30	2015-08-04	3 - Impregnated wiping cloths, soaps, scouring and cleaning products all for household use	Kimberly-Clark Worldwide, Inc.
design elephant (cleaning pose)	Brazil	840213530	840213530	Registered	2012-07-30	2015-08-04	16 - Plastic bags, trash and garbage bags, sandwich bags, food storage bags, plastic wrap, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
design elephant (cleaning pose)	Brazil	840213352	840213352	Registered	2012-07-30	2015-08-04	21 - Plastic containers, sponges for household cleaning, gloves for household cleaning, non-woven wiping cloths	Kimberly-Clark Worldwide, Inc.
DURAMAX	Brazil	823662713	823662713	Registered	2001-03-16	2017-08-01	16 - PAPER TOWELS;	Kimberly-Clark Brasil Industria e Comercio de Produtos de Higiene Ltda.
DURAMAX	Brazil	929596030		Application	2023-02-28		21 - Disposable wipers and towels made of non-woven fabric	Kimberly-Clark Worldwide, Inc.
DURAMAX CHIFON and Design	Brazil	824034430	824034430	Registered	2001-09-13	2017-12-05	16 - PAPER TOWELS AND NAPKINS	Kimberly-Clark Brasil Industria e Comercio de Produtos de Higiene Ltda.
SCOTT	Brazil	822476185	822476185	Registered	2000-07-28	2006-08-01	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins	Kimberly-Clark Worldwide, Inc.
SCOTT DURAMAX	Brazil	929596293		Application	2023-02-28		16 - Facial tissue made from paper, toilet tissue made from paper, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT DURAMAX	Brazil	929596340		Application	2023-02-28		21 - Disposable wipers and towels made of non-woven fabric	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910599	907910599	Registered	2014-07-01	2016-12-13	16 - Disposable wipes and floor cleaning pads for household cleaning	Kimberly-Clark Worldwide, Inc.
SCOTT GOLD	Brazil	825155690	825155690	Registered	2003-01-09	2009-03-24	16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT MAGIMAX	Brazil	840033001	840033001	Registered	2012-02-23	2015-04-07	21 - Household cleaning tools, namely, sponges and cleaning pads	Kimberly-Clark Worldwide, Inc.
SCOTT MICRO-TECIDO	Brazil	900591978	900591978	Registered	2007-11-05	2010-08-24	16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT RENDEMAX	Brazil	830934081	830934081	Registered	2011-04-08	2014-07-29	16 - Facial tissue, toilet tissue, paper towels, paper table napkins	Kimberly-Clark Worldwide, Inc.

apsis 1/3

Attachment 4

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Mark Name	Country	Application Number	Registration Number	Status	Filed Date	Granted Date	Class Description	Owner
SCOTT RESISTEMAX	Brazil	To Be Provided	To Be Provided	Pending			16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16.	Kimberly-Clark Worldwide, Inc.
AUTOFOAM	Brazil	930334051		Application	2023-05-05		21 - Non-metallic dispensers (bottles) for soaps, sanitizers and antiseptics	Kimberly-Clark Worldwide, Inc.
design x embossing pattern with WYPALL	Brazil	913448800	913448800	Registered	2017-09-25	2019-04-09	21 - Disposable wipers and towels made of non-woven fabric (cleaning cloths).	Kimberly-Clark Worldwide, Inc.
HYDROKNIT	Brazil	821536389	821536389	Registered	1999-08-03	2005-11-22	24 - Nonwoven fabrics	Kimberly-Clark Worldwide, Inc.
KIMBERLY-CLARK PROFESSIONAL	Brazil	909047855	909047855	Registered	2015-02-27	2017-07-18	3 - Skin care products for the human body, namely liquid and powdered soap, medicated and antibacterial soaps, hair and body shampoo, hand creams; pre-moistened or impregnated cleansing tissues or wipes; mouthwash	Kimberly-Clark Worldwide, Inc.
KIMBERLY-CLARK PROFESSIONAL	Brazil	909040753	909040753	Registered	2015-02-26	2017-07-18	16 - Facial tissue, toilet tissue, paper towels, paper table napkins	Kimberly-Clark Worldwide, Inc.
KIMBERLY-CLARK PROFESSIONAL & shield design	Brazil	918956587	918956587	Registered	2019-12-30	2020-09-08	3 - Non-medicated skin care preparations; liquid soaps; hand creams; hand lotions; skin lotions; skin cleansers; pre-moistened wipes for cleaning; soaps and detergents.	Kimberly-Clark Worldwide, Inc.
KIMBERLY-CLARK PROFESSIONAL & shield design	Brazil	918956625	918956625	Registered	2019-12-30	2020-09-08	16 - Absorbent paper tissue products for hygienic, cleaning or wiping purposes, such as facial tissue, toilet tissue, paper towels and paper table napkins; disposable wipes and tissues; garments made primarily of paper, including disposable diapers or napkins; hygienic hand towels of paper; towels of paper; table napkins of paper; hand towels of paper; handkerchiefs of paper; paper and cardboard.	Kimberly-Clark Worldwide, Inc.
KIMBERLY-CLARK PROFESSIONAL & shield design	Brazil	918956633	918956633	Registered	2019-12-30	2020-09-08	21 - Towels and wiping cloths of nonwoven fabric; dispensers for hand towels, toilet tissue, paper tissue, handkerchiefs, wipers, soaps and lotions; disposable gloves for general use; cosmetic and toilet utensils; gloves for household purposes; cleaning tools and washing utensils; boxes of metal for dispensing paper towels; soap dispensers; toilet paper holder; shoe shine cloths.	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	002667487	2667487	Registered	1960-10-16	1970-10-16	16 - Cushions or sheets of absorbent tissue paper	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	002125609	002125609	Registered	1958-08-12	1968-08-12	3 - Perfumery and hygiene products, toiletry articles in general	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	824205740	824205740	Registered	2002-01-03	2007-05-29	3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	830510036	830510036	Registered	2010-02-01	2014-01-14	5 - Anti-bacterial hand spray and sanitizers.	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	830577378	830577378	Registered	2010-04-13	2014-01-21	3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent, hand sanitizers	Kimberly-Clark Worldwide, Inc.
KLEENEX	Brazil	910678294	910678294	Registered	2016-02-25	2018-03-20	3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent, hand sanitizers; cosmetic pads, tissues or wipes.	Kimberly-Clark Worldwide, Inc.
MOD	Brazil	930333454		Application	2023-05-05		21 - Non-metallic dispensers (bottles) for soaps and antiseptics	Kimberly-Clark Worldwide, Inc.
POWER POCKETS	Brazil	840564104	840564104	Registered	2013-07-01	2016-04-05	16 - Disposable wipers and towels made of paper	Kimberly-Clark Worldwide, Inc.
POWER POCKETS	Brazil	840564120	840564120	Registered	2013-07-01	2016-04-05	21 - Disposable wipers and towels made of nonwoven material	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	822476185	822476185	Registered	2000-07-28	2006-08-01	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	830661760	830661760	Registered	2010-06-30	2013-04-09	3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	840807767	840807767	Registered	2014-02-28	2016-10-18	5 - Disinfecting sprays, disinfecting wipes, air fresheners, all for household use	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	910662843	910662843	Registered	2016-02-23	2018-03-20	16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	910662754	910662754	Registered	2016-02-23	2018-03-20	3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent.	Kimberly-Clark Worldwide, Inc.
SCOTT	Brazil	910662681	910662681	Registered	2016-02-23	2018-03-20	5 - Disinfecting sprays, disinfecting wipes, air fresheners and deodorizers, all for household use	Kimberly-Clark Worldwide, Inc.
SCOTT BASIC	Brazil	930333926		Application	2023-05-05		20 - Non-metallic dispensers for towels and tissues	Kimberly-Clark Worldwide, Inc.
SCOTT BASIC	Brazil	930333675		Applicatoin	2023-05-05		16 - Paper towels	Kimberly-Clark Worldwide, Inc.
SCOTT CLASSIC	Brazil	840595930	840595930	Registered	2013-08-01	2016-06-21	3 - Soaps, anti-bacterial gel not for medical purposes; anti-bacterial wipes and wipes impregnated with a cleansing agent for domestic purposes	Kimberly-Clark Worldwide, Inc.
SCOTT CLASSIC	Brazil	840595905	840595905	Registered	2013-08-01	2016-06-07	16 - Toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT COMPACTO	Brazil	901780588	901780588	Registered	2009-07-10	2012-04-10	16 - Toilet tissue, facial tissue, and paper towels	Kimberly-Clark Worldwide, Inc.
SCOTT CONTROL	Brazil	930334000		Applicatoin	2023-05-05		21 - Dispensers for washroom products such as towels, tissues and soaps	Kimberly-Clark Worldwide, Inc.
SCOTT ESSENTIAL	Brazil	910701890	910701890	Registered	2016-03-02	2018-04-03	21 - Dispensers for washroom products such as towels, tissues and soaps	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910661	907910661	Registered	2014-07-01	2016-12-13	21 - Disposable non-woven wipes and floor cleaning pads, brooms, mops and floor cleaning apparatus	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910734	907910734	Registered	2014-07-01	2017-01-31	5 - Disinfectant sprays and disinfecting wipes all for household cleaning purposes	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910351	907910351	Registered	2014-07-01	2017-01-03	3 - Impregnated wipes and liquid soaps for household cleaning	Kimberly-Clark Worldwide, Inc.
SCOTT FUSION	Brazil	907910599	907910599	Registered	2014-07-01	2016-12-13	16 - Disposable wipes and floor cleaning pads for household cleaning	Kimberly-Clark Worldwide, Inc.
SCOTT GOLD	Brazil	825155690	825155690	Registered	2003-01-09	2009-03-24	16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins.	Kimberly-Clark Worldwide, Inc.
SCOTT MICRO-TECIDO	Brazil	900591978	900591978	Registered	2007-11-05	2010-08-24	16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT PURE	Brazil	930198174		Application	2023-04-24		3 - Skin care cleaners, namely, liquid and foam soaps and cleansers	Kimberly-Clark Worldwide, Inc.
SCOTT RENDEMAX	Brazil	830934081	830934081	Registered	2011-04-08	2014-07-29	16 - Facial tissue, toilet tissue, paper towels, paper table napkins	Kimberly-Clark Worldwide, Inc.
SCOTT RESISTEMAX	Brazil	To Be Provided		Pending			16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16.	Kimberly-Clark Worldwide, Inc.
SCOTT SLIMROLL	Brazil	903116278	903116278	Registered	2010-11-11	2014-04-15	16 - Toilet tissue, paper wipers, paper towels	Kimberly-Clark Worldwide, Inc.
SCOTT SLIMROLL	Brazil	830784144	830784144	Registered	2010-11-12	2014-05-27	21 - Dispensers for toilet tissue, paper wipers, paper towels	Kimberly-Clark Worldwide, Inc.

2/3

Attachment 4

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Mark Name	Country	Application Number	Registration Number	Status	Filed Date	Granted Date	Class Description	Owner
SCOTT SMART	Brazil	840595980	840595980	Registered	2013-08-01	2016-06-07	3 - Soaps, anti-bacterial gel not for medical purposes; anti-bacterial wipes and wipes impregnated with a cleansing agent for domestic purposes	Kimberly-Clark Worldwide, Inc.
SCOTT SMART	Brazil	840595948	840595948	Registered	2013-08-01	2016-06-07	16 - Toilet tissue, paper towels, paper wipers, paper table napkins	Kimberly-Clark Worldwide, Inc.
WYPALL	Brazil	819378828	819378828	Registered	1996-08-30	1998-10-06	24 - Textile articles for cleaning.	Kimberly-Clark Worldwide, Inc.
WYPALL	Brazil	822515628	822515628	Registered	2000-08-10	2006-08-01	16 - Disposable wipers and towels made of paper.	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAESPECIALIZADA	Brazil	930197720		Application	2023-04-24		3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAESPECIALIZADA	Brazil	930197771		Application	2023-04-24		16 - Disposable cellulose wipers	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAESPECIALIZADA	Brazil	930197836		Application	2023-04-24		21 - Disposable wipers and towels made of non-woven fabric	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAGERAL	Brazil	930197496		Application	2023-04-24		3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAGERAL	Brazil	930197526		Application	2023-04-24		16 - Disposable cellulose wipers	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAGERAL	Brazil	930197623		Application	2023-04-24		21 - Disposable wipers and towels made of non-woven fabric	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAPESADA	Brazil	930197941		Application	2023-04-24		3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAPESADA	Brazil	930197968		Application	2023-04-24		16 - Disposable cellulose wipers	Kimberly-Clark Worldwide, Inc.
WYPALL LIMPEZAPESADA	Brazil	930198026		Application	2023-04-24		21 - Disposable wipers and towels made of non-woven fabric	Kimberly-Clark Worldwide, Inc.
WYPALL PROSCRUB	Brazil	924992441		Allowed	2021-11-23		3 - Multi-purpose cleaning preparation with deodorizing properties; pre-moistened disposable wipes impregnated with cleaning compounds for commercial and household use	Kimberly-Clark Worldwide, Inc.
WYPALL REACH	Brazil	922365687	922365687	Registered	2021-03-16	2022-03-08	21 - Non-metallic containers and dispensers for the dispensing of cleaning or wiping materials; Disposable wiping cloth, including in roll form	Kimberly-Clark Worldwide, Inc.
WYPALL SIMPLIMAX	Brazil	918964024	918964024	Registered	2020-01-03	2020-09-08	21 - Disposable wipers and towels made of non-woven fabric.	Kimberly-Clark Worldwide, Inc.

apsis

3/3

Attachment 5

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Mark Name	Country	Business Type	Application Number	gistration Numb	Status	Filed Date	Granted Date	Class Description
ALFREDO	Brazil	Family Care	817083928	817083928	Registered	1993-02-03	2014-06-21	3 - Perfumery and hygiene products, and toilet articles in general.
ANTI-DAYGING	Brazil	Family Care	905946901	905946901	Registered	2013-03-06	2016-08-02	16 - tissue
ANTI-DAYGING	Brazil	Family Care	905946812	905946812	Registered	2013-03-06	2016-08-02	3 - moistened wipes
BRASIL MAIS VERDE and Design	Brazil	Family Care	830972633	830972633	Registered	2011-05-20	2014-08-12	16 - TOILETRY PAPER
CHIFFON	Brazil	Family Care	812146620	812146620	Registered	1985-12-27	2010-12-26	16 - paper towels, paper napkins.
CHIFFON and Design	Uruguay	Family Care	444962	444962	Registered	1992-11-26	1993-05-05	16 - Paper Napkins
CHIFFON PREMIUM and Design	Brazil	Family Care	820444510	820444510	Registered	1997-12-26	2015-03-22	16 - PAPER TOWELS
CHIFON TERESA	Brazil	Family Care	824829603	824829603	Registered	2002-09-13	2018-03-11	16 - paper towels
COCKTAILS	Brazil	Family Care	007109946	007109946	Registered	1973-06-20	2010-04-25	16 - paper napkins
Daisy Flowers Design	Brazil	Family Care	821964100	821964100	Registered	1999-08-31	2004-06-08	16 - TOILETRY PAPER
DAYGING	Argentina	Family Care	3280518	2686460	Registered	2013-09-27	2014-10-20	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics.
DAYGING	Bolivia	Family Care	5233-2013	149841-C	Registered	2013-09-24	2014-03-12	3 - Cosmetics and skin care products.
DAYGING	Brazil	Family Care	905941381	905941381	Registered	2013-03-05	2016-08-02	3 - Handkerchiefs impregnated with cosmetic lotions;
DAYGING	Brazil	Family Care	905946880	905946880	Registered	2013-03-06	2016-08-02	16 - paper tissues
DAYGING	Chile	Family Care	1075657	1143023	Registered	2013-09-24	2014-11-27	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	Colombia	Family Care	13223822	491546	Registered	2013-09-20	2014-06-27	3 - Cosmetics and skin care products
DAYGING	Costa Rica	Family Care	2013-008221	234846	Registered	2013-09-23	2014-04-30	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics; cosmetics and skin care products
DAYGING	ominican Repub	Family Care	E/2013-27451	208536	Registered	2013-10-01	2013-12-17	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	Ecuador	Family Care	EPI-UIO-PI-SD-2013-48296-R	5895-14	Registered	2013-10-08	2014-06-02	3 - Moist wipes for personal cleansing , lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	El Salvador	Family Care	20130190014	206 BOOK 230	Registered	2013-09-23	2014-04-10	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	Guatemala	Family Care	2013-09065	195973	Registered	2013-09-23	2014-04-22	3 - cosmetics and skin care products
DAYGING	Honduras	Family Care	34575/2013	128558	Registered	2013-09-23	2014-04-29	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	Nicaragua	Family Care	2013-003696	2014106184 LM	Registered	2013-09-24	2014-07-22	3 - Cosmetics and skin care products.
DAYGING	Panama	Family Care	226523	226523	Registered	2013-09-26	2013-09-26	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics
DAYGING	Paraguay	Family Care	1343796	411191	Registered	2013-09-25	2015-04-20	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics.
DAYGING	Peru	Family Care	547769-2013/OSD	206417	Registered	2013-09-23	2013-12-26	3 - cosmetics, cosmetic skin care products, moist wipes for personal cleansing, lotions for cosmetic purposes, moisturizers for cosmetic purposes, exfoliants for cosmetic purposes, oil control sheets for cosmetic purposes, cooling and/or refreshing cosmetic products f the skin, hydrating cosmetics
DAYGING	Uruguay	Family Care	448910	448910	Registered	2013-09-23	2014-04-25	3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics.
GRAND HOTEL	Brazil	Family Care	006893740	006893740	Registered	1973-05-28	2019-04-10	24 - PAPER NAPKINS AND PAPER CLOTHS.
GRAND HOTEL	Brazil	Family Care	006423353	006423353	Registered	1975-04-08	2016-07-25	24 - BED CLOTHING, TABLE, BATHROOM AND KITCHEN.
INTERFOLHAS LALEKLA	Brazil	Family Care	003872491	003872491	Registered	1963-08-23	2018-12-20	24 - BED CLOTHING, TABLE, BATHROOM AND KITCHEN.
KLIN	Brazil	Family Care	730129896	730129896	Registered	1973-07-12	2012-12-14	16 - Facial tissues
KLIN	Brazil	Family Care	823523373	823523373	Registered	2001-01-18	2017-07-10	16 - TOWELS AND PAPER NAPKINS;
KLIN BABY Stylized Design	Brazil	Family Care	824255747	824255747	Registered	2001-12-27	2018-03-11	16 - paper napkins
KLIN EXTRATO DE SEDA and Design	Brazil	Family Care	824580044	824580044	Registered	2002-05-08	2018-03-11	16 - paper tissues
KLIN EXTRATO DE SEDA and Flowers Design	Brazil	Family Care	824580028	824580028	Registered	2002-05-08	2018-03-11	16 - paper napkins
LALEKLA	Brazil	Family Care	006091180	006091180	Registered	1971-01-14	2015-05-25	16 - PAPER AND PAPERBOARD
LALEKLA EVOLUTION Stylized Design	Brazil	Family Care	817630961	817630961	Registered	1993-11-24	2009-10-13	19 - SINKS, SANITARY ARTICLES AND SIMILAR ITEMS.
LALEKLA WINNER	Brazil	Family Care	826857922	826857922	Registered	2004-08-26	2019-07-09	16 - TOILET PAPER.
MAXI KLIN	Brazil	Family Care	824463404	824463404	Registered	2002-03-27	2018-03-11	16 - paper tissues
NEVE	Brazil	Family Care	006954286	006954286	Registered	1972-10-18	2019-07-25	3 - toilet paper
NEVE	Colombia	Family Care	12044885	455386	Registered	2012-03-15	2012-07-31	16 - Facial tissue and toilet tissue
NEVE	ominican Repub	Family Care	2012-7138	195932	Registered	2012-03-22	2012-07-02	16 - Facial tissue and toilet tissue
NEVE	Jamaica	Family Care	60050	60050	Registered	2012-03-16	2012-11-27	16 - Facial tissue and toilet tissue
NEVE	inidad and Toba	Family Care	TT/M/1/44969	44969	Registered	2012-03-01	2013-10-25	16 - Facial tissue and toilet tissue, all of paper
NEVE	Uruguay	Family Care	435176	535092	Registered	2012-04-24	2002-04-24	16 - All goods in class 16.
NEVE	Uruguay	Family Care	439755	439755	Registered	2012-09-20	2013-06-18	16 - All goods in the class 16 (intended to cover toilet tissue).
Neve & Design (Premium Comfort)	Brazil	Family Care	918122600	918122600	Registered	2019-09-03	2020-05-26	16 - Toilet paper.
NEVE ACQUA	Brazil	Family Care	828709092	828709092	Registered	2006-09-15	2009-07-21	16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning.
NEVE COMPACTO and Design	Brazil	Family Care	830699538	830699538	Registered	2010-08-11	2014-02-11	16 - toilet paper
NEVE DUO and Design	Brazil	Family Care	901730440	901730440	Registered	2009-06-18	2013-03-05	16 - toilet paper
NEVE ESSÊNCIAS SPA and Design	Brazil	Family Care	915783037	915783037	Registered	2018-08-31	2019-06-11	16 - TOILET PAPER
NEVE Gold and Black Pack Design	Brazil	Family Care	913260800	913260800	Registered	2017-08-22	2018-12-18	3 - wet wipes
NEVE MEGA ROLO	Brazil	Family Care	900750642	900750642	Registered	2008-02-20	2010-07-20	16 - toilet paper
NEVE NATURALI	Brazil	Family Care	829914188	829914188	Registered	2008-08-07	2017-09-26	16 - toilet paper

1/2

Attachment 5

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Mark Name	Country	Business Type	Application Number	gistration Numb	Status	Filed Date	Granted Date	Class Description
NEVE NEUTRA CARE	Brazil	Family Care	905235657	905235657	Registered	2012-09-04	2016-03-22	16 - toilet paper
NEVE NEUTRA CARE and Design	Brazil	Family Care	905243412	905243412	Registered	2012-09-05	2016-03-22	16 - toilet paper
NEVE NEUTRACARE	Brazil	Family Care	905235819	905235819	Registered	2012-09-04	2016-03-22	16 - toilet paper
NEVE PREMIUM COMFORT and Design	Brazil	Family Care	915783363	915783363	Registered	2018-08-31	2019-06-11	16 - TOILET PAPER
NEVE PURO E NATURAL	Brazil	Family Care	922365881		Published	2021-03-16		16 - Facial tissue made of paper, toilet tissue made of paper, paper towels, paper table napkins
NEVE PURO E NATURAL	Brazil	Family Care	922365946		Published	2021-03-16		16 - Facial tissue made of paper, toilet tissue made of paper, paper towels, paper table napkins
NEVE Red and Gold Pack Design	Brazil	Family Care	913260649	913260649	Registered	2017-08-22	2018-12-18	3 - Wet wipes
NEVE Red Pack Design	Brazil	Family Care	910123527	910123527	Registered	2015-10-14	2018-01-16	3 - wet wipes
NEVE Stylized Design	Brazil	Family Care	913259411	913259411	Registered	2017-08-22	2018-12-18	16 - toilet paper
NEVE Stylized Design	Brazil	Family Care	913259195	913259195	Registered	2017-08-22	2018-12-18	3 - Wet wipes
NEVE SUPREME	Brazil	Family Care	902912445	902912445	Registered	2010-08-31	2014-02-18	16 - toilet paper
NEVE SUPREME Black and Gold Pack Design	Brazil	Family Care	910123489	910123489	Registered	2015-10-14	2018-01-16	16 - toilet paper
NEVE SUPREME Black Background Pack Design	Brazil	Family Care	910123470	910123470	Registered	2015-10-14	2019-04-09	3 - Wet wipes
NEVE Supreme Tecnologia Dermacare & Design	Brazil	Family Care	913260495	913260495	Registered	2017-08-22	2021-05-25	16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning.
NEVE SUPREME TRADUÇÃO NEVE SUPREMO and Design	Brazil	Family Care	903415259	903415259	Registered	2011-02-25	2014-11-25	16 - toilet paper
NEVE TOQUE DA SEDA & Flower Design	Paraguay	Family Care	2271542		Published	2022-08-18		16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins
NEVE TOQUE DA SEDA & Flower Design	Uruguay	Family Care	541485		Published	2022-08-19		16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins
NEVE TOQUE DA SEDA and Design	Brazil	Family Care	910127646	910127646	Application	2015-10-14		16 - toilet paper
NEVE Toque da Seda Tecnologia Dermacare & Design	Brazil	Family Care	913260282	913260282	Registered	2017-08-22	2021-05-25	16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning.
NEVE ULTRA SOFT SENSITIVE and Design	Brazil	Family Care	824137671	824137671	Registered	2002-11-05	2020-02-18	16 - toilet paper
NICE	Brazil	Family Care	817434461	817434461	Registered	1993-08-17	2017-09-02	24 - PAPER TOWELS AND NAPKINS
NICE	Brazil	Family Care	007032978	007032978	Registered	1972-12-28	2009-12-10	16 - toilet paper
NICE	Brazil	Family Care	817434470	817434470	Registered	1993-08-17	2017-09-02	25 - paper tissues
NICE NEUTRO COM EXTRATO DE ALGODÃO and Design	Brazil	Family Care	824099001	824099001	Registered	2001-10-08	2018-03-11	16 - Toilet paper.
SMART	Brazil	Family Care	819882992	819882992	Registered	1997-04-11	2012-05-21	11 - SANITARY PARTS
SMART	Brazil	Family Care	819883000	819883000	Registered	1997-04-11	2012-05-21	21 - DUST CLEANER, CLEANING, PAPER DISHES, KITCHEN CONTAINERS, SOAP DISPENSERS, SAUCERS, PAPER TOWELS, KITCHEN UTENSILS
SMARTASK	Brazil	Family Care	819904260	819904260	Registered	1997-04-30	2019-11-23	24 - WOVEN FABRICS IN GENERAL; BED, TABLE, BATH AND KITCHEN LINEN.
WIPEX	Brazil	Family Care	819904228	819904228	Registered	1997-04-30	2009-11-23	24 - WOVEN FABRICS IN GENERAL; BED, TABLE, BATH AND KITCHEN LINEN.

2/2

Attachment 6

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Patent Application Title	Patent Reference	Country	Status	Priority Date	Application Number	Grant Date	Patent No.	Patent-Design Type
ENZYMATIC TREATMENT OF PULP TO INCREASE STRENGTH	14046.1	Brazil	Granted	2002-04-30	PI0211930-7	2013-06-11	PI0211930-7	Utility Patent
MULTI-PLY PAPER SHEET WITH HIGH ABSORBENT CAPACITY AND RATE	17018	Brazil	Granted	2003-05-06	PI0312567-0	2017-03-21	PI0312567-0	Utility Patent
SURFACE PATTERN FOR SHEET GOODS	17411	Brazil	Granted	2002-04-03	DI6202462-0	2003-02-04	DI6202462-0	Design
DISPOSABLE SCRUBBING PRODUCT	17853A	Brazil	Granted	2003-09-08	PI0310117-7	2012-06-26	PI0310117-7	Utility Patent
NONWOVEN WEBS HAVING REDUCED LINT AND SLOUGH	19014	Brazil	Granted	2003-12-30	PI0405752-0	2016-11-22	PI0405752-0	Utility Patent
TISSUE WITH EMBOSSED PUPPY DESIGN	19097	Brazil	Granted		DI-63000619	2003-05-27	63000619-7	Design
COMPOSITE STRUCTURES CONTAINING TISSUE WEBS AND OTHER NONWOVENS	19258	Brazil	Application	2004-07-12	PI0418013-5			Utility Patent
HYDROPHILIC FIBERS CONTAINING SUBSTANTIVE POLYSILOXANES AND TISSUE PRODUCTS MADE THEREFROM	19356	Brazil	Granted	2003-12-19	PI 0405294-3	2017-08-29	PI0405294.3	Utility Patent
ULTRASONICALLY LAMINATED MULTI-PLY FABRICS	19477	Brazil	Granted	2004-06-10	PI0417960-9	2015-05-19	PI0417960-9	Utility Patent
EMBOSSING ORNAMENTAL PATTERN (ELEPHANT)	19618	Brazil	Granted	2003-07-31	200400043	2004-05-11	6400271-3	Design
STORING AND DISPENSING CONTAINER FOR PRODUCT	19670	Brazil	Granted	2004-02-25	PI0412330-1	2015-12-29	PI0412330-1	Utility Patent
DISPOSABLE FOOD PREPARATION MATS, CUTTING SHEETS, PLACEMATS, AND THE LIKE	19910	Brazil	Granted	2004-10-29	PI0516068-5	2016-06-21	PI0516068-5	Utility Patent
EMBOSSING ROLL AND EMBOSSED SUBSTRATE	19927	Brazil	Granted	2003-12-30	PI0405601-9	2015-11-24	PI0405601-9	Utility Patent
COMPOSITE CLEANING PRODUCTS HAVING SHAPE RESILIENT LAYER	20025	Brazil	Application	2004-12-22	PI0517864-9			Utility Patent
METHOD AND SYSTEM FOR PRODUCING WET-PRESSED, MOLDED TISSUE PRODUCTS	20115	Brazil	Granted	2004-12-21	PI0519758-9	2016-06-28	PI0519758-9	Utility Patent
ABRADED NONWOVEN COMPOSITE FABRICS	20118	Brazil	Granted	2004-06-18	PI0418014-3	2015-01-21	PI0418014-3	Utility Patent
SOFT AND BULKY COMPOSITE FABRICS	20147	Brazil	Granted	2004-06-10	PI0418001-1	2016-10-04	PI0418001-1	Utility Patent
MULTIPLE PLY TISSUE PRODUCTS HAVING ENHANCED INTERPLY LIQUID CAPACITY	20419	Brazil	Granted	2004-12-22	PI0519228-5	2016-12-13	PI0519228-5	Utility Patent
DISPENSER FOR ROLLED SHEET MATERIAL	20534	Brazil	Application	2004-06-30	MU8503603-0			Utility Model
TISSUE PRODUCTS TREATED WITH A POLYSILOXANE CONTAINING SOFTENING COMPOSITION THAT ARE WETTABLE AND HAVE A LOTIONY-SOFT HANDFEEL	20654	Brazil	Granted	2004-12-22	PI0519756-2	2015-12-29	PI0519756-2	Utility Patent
HANDS-FREE ELECTRONIC TOWEL DISPENSER	20847	Brazil	Granted	2004-12-01	PI0517516-0	2016-08-23	PI0517516-0	Utility Patent
EMBOSSED NONWOVEN FABRIC	21117	Brazil	Granted	2004-12-14	PI0516613-6	2020-08-11	PI0516613-6	Utility Patent
SUBSTRATE DISPENSER	21310	Brazil	Granted	2005-03-01	DI6503281-0	2006-03-14	DI6503281-0	Design
Apparatus and Method for Breaking a Web	64034577BR12	Brazil	Granted	2007-04-30	PI0809886-7	2019-11-19	PI0809886-7	Utility Patent
ENDLESS BELT CHANGING APPARATUS AND METHOD	64042396BR05	Brazil	Application	2013-11-05	BR 11 2016 009182-5			Utility Patent
Variable Sheet-Length Perforation Or Cutting System	64043967BR04	Brazil	Granted	2006-08-03	PI07150776	2019-03-19	PI 0715077-6	Utility Patent
DRY WIPER WITH ENCAPSULATED AGENT FOR SURFACE CLEANING	64044617BR04	Brazil	Application	2005-09-29	PI0615197-3			Utility Patent
Wet Mop With Multi-Layer Substrate	64047014BR03	Brazil	Granted	2006-07-18	PI0714023-1	2019-02-19	PI 0714023-1	Utility Patent
REWINDER WEB CHOP WITH EARLY DETECTION AND WEB DIVERSION TO ELIMINATE EQUIPMENT DAMAGE	64047323BR04	Brazil	Application	2005-08-31	PI0615385-2			Utility Patent
WIPER FOR USE WITH DISINFECTANTS	64048021BR04	Brazil	Granted	2005-12-15	PI0619035-9	2018-05-08	PI0619035-9	Utility Patent
Container With An In-Mold Label	64048164BR04	Brazil	Granted	2006-11-20	PI0719028-0	2018-05-08	PI0719028-0	Utility Patent
MANUFACTURING PROCESS FOR COMBINING A LAYER OF PULP FIBERS WITH ANOTHER SUBSTRATE	64048367BR03	Brazil	Granted	2005-09-26	PI0616739-0	2016-11-16	PI0616739-0	Utility Patent
Container For Holding A Stack Of Premoistened Wipes	64048938BR04	Brazil	Granted	2006-08-31	PI0716177-8	2018-12-18	PI 0716177-8	Utility Patent
Multiple Mode Headbox	64049802BR04	Brazil	Granted	2006-10-20	PI0717602-3	2017-04-11	PI0717602-3	Utility Patent
System and Method For Dissipating Static Electricity In An Electronic Sheet Material Dispenser	64103230BR04	Brazil	Granted	2006-10-30	PI0717391-1	2018-11-21	PI 0717391-1	Utility Patent
Dispenser For Sheet Material	64122268BR05	Brazil	Granted	2007-05-24	PI0810325-9	2018-09-10	PI0810325-9	Utility Patent
Process and System for Aligning Printed Images with Perforated Sheets	64122752BR05	Brazil	Granted	2007-04-27	PI0809723-2	2019-07-09	PI0809723-2	Utility Patent
Asynchronous Control of Machine Motion	64126342BR04	Brazil	Granted	2010-03-30	BR 11 2012 024976-2	2021-05-18	BR 11 2012 024976-2	Utility Patent
Product with Embossments having a Decreasing Line Weight	64128503BR04	Brazil	Granted	2007-12-14	PI0819381-9	2020-11-10	PI0819381-9	Utility Patent
Center/Surface Rewinder and Winder	64352538BR03	Brazil	Granted	2010-03-30	BR 11 2012 024974-6	2021-04-20	BR 11 2012 024974-6	Utility Patent
Coreless Tissue Rolls and Method of Making the Same	64366891BR04	Brazil	Granted	2009-10-06	BR 11 2012 007805 4	2021-03-16	BR112012007805-4	Utility Patent
Counter-Mounted Viscous Liquid Dispenser and Mounting System	64368760BR04	Brazil	Granted	2007-12-31	PI0819561-7	2019-11-05	PI0819561-7	Utility Patent
Rolls Of Material Providing One-Handed Dispensing Of Sheets Of Pre-Determined Length	64384710BR09	Brazil	Granted	2007-12-13	PI0818982-0	2018-05-08	PI0818982-0	Utility Patent
Self-Indicating Wipe for Removing Bacteria from a Surface	64384712BR04	Brazil	Granted	2007-12-13	PI0819423-8	2019-07-02	PI0819423-8	Utility Patent
ELECTRO-MANUAL DISPENSER	64384844BR04	Brazil	Granted	2007-12-03	PI0818945-5	2021-01-12	PI0818945-5	Utility Patent
Tissue Products Having A Cooling Sensation When Contacted With Skin	64393321BR04	Brazil	Granted	2008-05-30	PI0909555-1	2019-08-06	PI0909555-1	Utility Patent
Moisturizing Hand Sanitizer	64400814BR05	Brazil	Application	2008-03-07	PI0906082-0			Utility Patent
Anti Drip Fluid Dispenser	64408755BR04	Brazil	Granted	2008-12-08	PI0916077-9	2019-04-09	PI0916077-9	Utility Patent
Method For Perforating Tissue Sheets	64471623BR04	Brazil	Granted	2008-12-29	PI0918940-8	2019-10-08	PI0918940-8	Utility Patent
Slanted Sheet Dispenser	64475664BR05	Brazil	Granted	2008-03-19	PI0906191-6	2018-12-18	PI0906191-6	Utility Patent
Coreless Tissue Rolls	64476316BR03	Brazil	Granted	2009-10-27	BR 11 2012 009793 8	2019-10-01	BR112012009793-8	Utility Patent
ANTI-VIRAL TISSUE PRODUCT WITH VISUAL EFFICACY INDICATOR	64500792BR06	Brazil	Granted	2009-12-31	BR 11 2012 015871 6	2019-11-19	BR112012015871-6	Utility Patent
Toilet Paper Roll Having Angled Sides	64501063BR05	Brazil	Granted	2009-03-27	PI1006660-8	2019-05-07	PI1006660-8	Utility Patent
Sealed Metered Coating Apparatus	64515101BR03	Brazil	Granted	2010-11-11	BR 11 2013 011034-1	2020-11-17	BR112013011034-1	Utility Patent
HIGH BULK TISSUE COMPRISING EXPANDABLE MICROSPHERES	64520090BR04	Brazil	Granted	2012-07-31	BR 11 2015 001920-0	2021-05-25	BR 11 2015 001920-0	Utility Patent
Winder Registration and Inspection System	64529587BR03	Brazil	Granted	2010-03-30	BR 11 2012 024975-4	2021-08-17	BR 11 2012 024975-4	Utility Patent
Mounting Bracket and Wall Mountable Material Dispensing System	64532606BR05	Brazil	Granted	2009-07-30	BR 11 2012 001145 6	2019-10-15	BR112012001145-6	Utility Patent
Fluid Dispenser	64644878BR04	Brazil	Granted	2009-12-01	BR 11 2012 011936 2	2021-03-16	BR112012011936-2	Utility Patent
Wet Wipe Dispenser with Improved Arc-Shaped Dispensing Partition	64647651BR04	Brazil	Granted	2010-12-22	BR 11 2013 015420-9	2020-05-26	BR112013015420-9	Utility Patent
Tissue Products Containing Microalgae Materials	64655086BR05	Brazil	Granted	2010-06-11	BR 11 2012 030321-0	2020-09-29	BR112012030321-0	Utility Patent
Single-Ply Dispersible Wet Wipes with Enhanced Dispersibility	64656054BR04	Brazil	Granted	2010-06-01	BR 11 2012 029786 4	2019-12-31	BR112012029786-4	Utility Patent
Arrangement Applied to a Recipient of Facial Tissue Dispenser	64658548BR01	Brazil	Granted			2002-04-02	DI 6101475-3	Design
Arrangement Applied to a Recipient of Facial Tissue Dispenser	64658553BR01	Brazil	Granted			2003-04-08	DI 6102986-6	Design
Configuration Applied to a Cap for a Facial Tissue Dispenser	64658612BR01	Brazil	Granted			2002-11-12	DI 6102987-4	Design
Compressible Tissue Carton	64660249BR04	Brazil	Granted	2010-11-22	BR 11 2013 011295-6	2020-09-24	BR112013011295-6	Utility Patent
Bacteriostatic Tissue Product	64672894BR04	Brazil	Application	2010-12-28	BR 11 2013 016342-9			Utility Patent
Creped Tissue Product with Enhanced Retention Capacity	64672967BR04	Brazil	Granted	2010-12-28	BR 11 2013 016338-0	2020-11-17	BR112013016338 -0	Utility Patent
Soft Tissue Product Comprising Cotton	64673603BR04	Brazil	Application	2011-09-21	BR 11 2014 005809-1			Utility Patent
Wet Wipe Dispenser	64676349BR04	Brazil	Granted	2010-08-30	DI7100659-1	2012-02-22	DI7100659-1	Design
Dispenser With a Wide Lid-Activation Button Having a Stabilizing Rib	64676349BR09	Brazil	Granted	2010-08-30	BR 11 2013 004409-8	2020-05-26	BR112013004409-8	Utility Patent
Method and Apparatus for Winding Webbed Material with Mandrel Position Control	64683981BR03	Brazil	Granted	2011-12-16	BR 11 2014 014192-4	2020-10-27	BR112014014192-4	Utility Patent
Tissue Products Having a High Degree of Cross Machine Direction Stretch	64687347BR05	Brazil	Granted	2011-09-21	BR 11 2014 006039-8	2021-03-30	BR112014006039-8	Utility Patent
Method and Apparatus for Breaking a Web Using a Cut-off Assembly	64759939BR03	Brazil	Granted	2011-07-15	BR112014000967-8	2021-02-02	BR112014000967-8	Utility Patent
Simultaneous Winding of Tissue Webs	64767370BR03	Brazil	Granted	2011-09-20	BR 11 2014 005574-2	2021-01-19	BR112014005574-2	Utility Patent
Soft Creped Tissue	64767780BR05	Brazil	Granted	2011-04-08	BR 11 2013 025075-5	2021-01-26	BR112013025075-5	Utility Patent
Folded Sheet Dispenser With Overfill Prevention Device	64768259BR04	Brazil	Granted	2011-10-17	BR 11 2014 008383-5	2021-01-19	BR112014008383-5	Utility Patent
Hygiene Product Caddy	64778502BR05	Brazil	Granted	2011-08-15	BR 30 2012 000659-7	2014-09-02	BR 30 2012 000659-7	Design
Hygiene Product Caddy	64778502BR10	Brazil	Granted	2011-08-15	BR 30 2012 000657-0	2014-08-19	BR 30 2012 000657-0	Design
Hygiene Product Caddy	64778502BR15	Brazil	Granted	2011-08-15	BR 30 2012 000656-2	2014-06-10	BR 30 2012 000656-2	Design
FOAMING FORMULATIONS INCLUDING SILICONE POLYESTERS	64785288BR06	Brazil	Granted	2012-04-30	BR 11 2014 026091-5	2019-12-31	BR112014026091-5	Utility Patent

apsis

1/3

Attachment 6

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Patent Application Title	Patent Reference	Country	Status	Priority Date	Application Number	Grant Date	Patent No.	Patent-Design Type
Tissue Sheets Having Enhanced Cross-Direction Properties	64796703BR04	Brazil	Granted	2011-12-22	BR 11 2014 015393-0	2021-02-02	BR112014015393-0	Utility Patent
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR08	Brazil	Granted	2011-12-19	BR 30 2012 002950-3	2015-12-29	BR 30 2012 002950-3	Design
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR14	Brazil	Granted	2011-12-19	BR 30 2012 002951 1	2015-10-06	BR302012002951-1	Design
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR20	Brazil	Granted	2011-12-19	BR 30 2012 002942 2	2017-02-21	BR 30 2012 002942-2	Design
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR26	Brazil	Granted	2011-12-19	BR 30 2012 002943-0	2015-12-29	BR 30 2012 002943-0	Design
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR32	Brazil	Granted	2011-12-19	BR 30 2012 002944-9	2014-10-14	BR 30 2012 002944-9	Design
Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser	64797252BR39	Brazil	Granted	2011-12-19	BR 30 2012 002945-7	2014-10-14	BR 30 2012 002945-7	Design
Personal Care Cleaning Article	64799438BR06	Brazil	Application	2012-10-05	BR 11 2015 007302-6			Utility Patent
Make-up Removal Wipe	64800110BR07	Brazil	Granted	2012-02-08	BR 11 2014 019329-0	2021-06-29	BR 11 2014 019329-0	Utility Patent
Folded Towel Dispenser	64807738BR04	Brazil	Granted	2012-04-12	BR 30 2012 005294 7	2016-02-02	BR 30 2012 005294-7	Design
Rolled Tissue Dispenser	64807738BR08	Brazil	Granted	2012-04-12	BR 30 2012 005293-9	2014-10-29	BR 30 2012 005293-9	Design
Folded Tissue Dispenser	64807738BR12	Brazil	Granted	2012-04-12	BR 30 2012 005292-0	2014-10-29	BR 30 2012 005292-0	Design
High Bulk Tissue Sheets and Products	64810106BR05	Brazil	Application	2012-02-07	BR 11 2014 019325-8			Utility Patent
TWO SIDED MULTI-PLY TISSUE PRODUCT	64810302BR03	Brazil	Application	2014-01-24	BR 11 2016 015886-5			Utility Patent
FOAMING FORMULATIONS AND CLEANSING PRODUCTS INCLUDING SILICONE POLYESTERS	64810562BR04	Brazil	Granted	2012-04-30	BR 11 2014 025928-3	2019-12-31	BR112014025928-3	Utility Patent
Tissue Comprising Macroalgae	64810615BR05	Brazil	Granted	2012-05-25	BR 11 2014 028544-6	2021-05-25	BR 11 2014 028544-6	Utility Patent
A Container	64817872BR03	Brazil	Granted	2012-05-04	BR 30 2012 005295-5	2016-02-02	BR 30 2012 005295-5	Design
SMOOTH AND BULKY TISSUE	64885862BR07	Brazil	Granted	2012-11-30	BR 11 2015 011279-0	2021-02-02	BR112015011279-0	Utility Patent
SMOOTH AND BULKY TISSUE	64885862BR13	Brazil	Granted	2012-11-30	BR 11 2015 011270-6	2020-12-08	BR112015011270-6	Utility Patent
Hygiene Products Tray	64886830BR03	Brazil	Granted	2012-10-08	BR 30 2013 001413-4	2014-11-18	BR 30 2013 001413-4	Design
PROCESS AND APPARATUS FOR EMBOSSING TISSUE PLIES	64898990BR07	Brazil	Granted	2014-06-05	BR 11 2016 024736-1	2022-03-03	BR 11 2016 024736-1	Utility Patent
Wipes Dispenser	64899746BR03	Brazil	Granted	2013-04-15	BR 30 2013 005284-2	2015-01-21	BR 30 2013 005284-2	Design
DISPENSING CONTAINER HAVING FLEXIBLE DISPENSING PARTITION	64900499BR03	Brazil	Application	2014-03-31	BR 11 2016 021575-3			Utility Patent
DIAMETER MEASUREMENT OF A ROLL OF MATERIAL IN A WINDING SYSTEM	64902620BR03	Brazil	Granted	2013-07-30	BR 11 2016 001274-7	2021-05-04	BR112016001274-7	Utility Patent
WATERTIGHT CLOSURE SYSTEM	64903821BR04	Brazil	Application	2013-02-21	BR 11 2015 018124-4			Utility Patent
REFILLABLE CONTAINER	64903828BR04	Brazil	Granted	2013-02-21	BR 11 2015 018921-0	2021-01-19	BR112015018921-0	Utility Patent
WIPING SUBSTRATE DISPENSER	64903870BR03	Brazil	Application	2013-02-21	BR 30 2013 003597-2			Design
WIPING SUBSTRATE DISPENSER	64903882BR03	Brazil	Application	2013-02-21	BR 30 2013 003598-0			Design
SMOOTH BULKY TISSUE	64904507BR04	Brazil	Granted	2013-08-28	BR 11 2016 003101-6	2022-03-08	BR 11 2016 003101-6	Utility Patent
SMOOTH BULKY TISSUE	64904507BR15	Brazil	Application	2013-08-28	12 2021 023253 9			Utility Patent
Package for Different Single-Use Articles	64915584BR03	Brazil	Granted	2013-03-12	BR 30 2013 004586-2	2016-01-05	BR 30 2013 004586-2	Design
Embossing Pattern for Wiping Substrate	64917186BR03	Brazil	Granted	2013-06-13	BR 30 2013 006053-5	2016-04-19	BR 30 2013 006053-5	Design
RESEALABLE AND REFILLABLE WIPES DISPENSER	64917537BR04	Brazil	Application	2013-06-13	BR 11 2015 030937-2			Utility Patent
Active Center Pivot Device for Controlling Sheet Tension and Methods of Using Same	64920199BR03	Brazil	Application	2013-10-15	BR 11 2016 007973-6			Utility Patent
COSMETIC PAD HAVING SURFACE PATTERNS	64921711BR03	Brazil	Application		BR 30 2013 002036 3			Design
METHOD OF MAKING A DISPERSIBLE MOIST WIPE	64925521BR06	Brazil	Application	2013-10-31	BR 11 2016 009198-1			Utility Patent
DISPERSIBLE MOIST WIPE	64925521BR13	Brazil	Application	2013-10-31	BR 11 2016 009413-1			Utility Patent
DURABLE CREPED TISSUE	64927738BR05	Brazil	Application	2013-10-31	BR 11 2016 009521-9			Utility Patent
Perforation Blade For Perforating Tissue Products	64934088BR03	Brazil	Application	2014-04-16	BR 11 2016 021275-4			Utility Patent
SMOOTH AND BULKY TOWEL	64936800BR04	Brazil	Granted	2013-11-27	BR 11 2016 011359-4	2021-06-01	BR 11 2016 011359-4	Utility Patent
Manual Spray Soap Dispenser	64937219BR04	Brazil	Granted	2014-04-14	BR 30 2014 005155-5	2016-05-10	BR 30 2014 005155-5	Design
Manual Foam Soap Dispenser	64937219BR08	Brazil	Granted	2014-04-14	BR 30 2014 005156-3	2016-05-10	BR 30 2014 005156-3	Design
CREPED PREBIOTIC TISSUE	64941833BR04	Brazil	Application	2014-09-30	BR 11 2017 004118-9			Utility Patent
Sheet Material Dispenser	64942757BR02	Brazil	Application	2014-01-20	BR 10 2015 001282-9			Utility Patent
SOFT, STRONG AND BULKY TISSUE	64943242BR03	Brazil	Application	2015-02-27	BR112017016894-4			Utility Patent
Short Strain Cutoff Device	64948223BR03	Brazil	Granted	2014-10-10	BR 11 2017 005635-6	2021-08-17	BR 11 2017 005635-6	Utility Patent
Cube Dispenser for Folded Towels	64951283BR03	Brazil	Granted	2014-06-05	BR 30 2014 006086-4	2016-05-31	BR 30 2014 006086-4	Design
Dispenser System for Aerosol and Non-Aerosol Products	64952345BR03	Brazil	Granted	2014-05-02	BR 11 2016 023897-4	2020-09-24	BR112016023897-4	Utility Patent
SOFT TISSUE COMPRISING NON-WOOD FIBERS	64965228BR04	Brazil	Application	2015-05-29	BR112017023229-4			Utility Patent
HIGHLY DURABLE TOWEL COMPRISING NON-WOOD FIBERS	64965228BR11	Brazil	Granted	2015-05-29	BR112017024038-6	2022-02-01	BR112017024038-6	Utility Patent
TISSUE PRODUCTS COMPRISING HIGH CARBOHYDRATE CONTENT FILLERS	64967536BR03	Brazil	Application	2015-04-30	BR112017021342-7			Utility Patent
EASY OPEN PACKAGE	64967983BR04	Brazil	Application	2015-01-28	BR112017015117-0			Utility Patent
ODOR CONTROL DISPENSER	64968458BR12	Brazil	Granted	2014-09-12	BR 30 2015 001141-6	2016-06-21	BR 30 2015 001141-6	Design
SWIRL EMBOSSING PATTERN FOR A NONWOVEN WEB MATERIAL	64969308BR03	Brazil	Granted	2014-09-29	BR 30 2015 001449-0	2017-04-18	BR 30 2015 001449-0	Design
Droplets Embossing Pattern for a Nonwoven Web Material	64969315BR03	Brazil	Granted	2014-09-30	BR 30 2015 001448-2	2017-04-18	BR 30 2015 001448-2	Design
DOTTED CIRCLES EMBOSSING PATTERN FOR A NONWOVEN WEB MATERIAL	64969689BR04	Brazil	Granted	2014-09-30	BR 30 2015 001447-4	2017-04-18	BR 30 2015 001447-4	Design
Label	64970183BR05	Brazil	Application	2014-12-10	BR 30 2015 002741-0			Design
FILAMENT WINDING APPARATUS	64973777BR04	Brazil	Application	2015-07-31	BR112018000544-4			Utility Patent
A SOFT HIGH BASIS WEIGHT TISSUE	64974129BR03	Brazil	Application	2015-03-20	BR112017017435-9			Utility Patent
DISPENSER FOR QUARTER-FOLDED WIPERS	64974950BR03	Brazil	Granted	2015-02-25	BR 30 2015 003971-0	2017-04-25	BR 30 2015 003971-0	Design
SOFT CREPED TISSUE	64977563BR06	Brazil	Application	2015-04-30	BR112017021831-3			Utility Patent
TEXTURE SUBTRACTIVE PATTERNING	64977604BR16	Brazil	Application	2016-05-09	BR112018072620-6			Utility Patent
PATTERNED TISSUE PRODUCT	64977604BR21	Brazil	Application	2016-05-09	BR112018071897-1			Utility Patent
Slim Roll Dispenser	64978408BR04	Brazil	Granted	2015-06-30	BR 30 2015 005987 7	2017-05-23	BR 30 2015 005987-7	Design
MFT dispenser	64978415BR04	Brazil	Granted	2015-06-30	BR 30 2015 005993 1	2017-05-23	BR 30 2015 005993-1	Design
Jumbo Roll Dispenser	64978588BR03	Brazil	Granted	2015-08-27	BR 30 2016 000797-7	2017-06-06	BR 30 2016 000797-7	Design
CLEANING PRODUCT WITH LOW LINT AND HIGH FLUID ABSORBENCY AND RELEASE PROPERTIES	64978811BR03	Brazil	Application	2016-04-04	BR112018070149-1			Utility Patent
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR09	Brazil	Granted	2015-05-15	BR 30 2015 005200-7	2017-05-09	BR 30 2015 005200-7	Design
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR18	Brazil	Application	2015-05-15	BR 30 2015 005197-3			Design
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR27	Brazil	Granted	2015-05-15	BR 30 2015 005210-4	2017-05-09	BR 30 2015 005210-4	Design
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR36	Brazil	Granted	2015-05-15	BR 30 2015 005211-2	2017-05-09	BR 30 2015 005211-2	Design
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR45	Brazil	Granted	2015-05-15	BR 30 2015 005214-7	2017-07-25	BR 30 2015 005214-7	Design
SURFACE PATTERN FOR A PAPER PRODUCT	64978983BR54	Brazil	Application	2015-09-25	BR 30 2016 001228-8			Design
Tissue Dispenser	64986089BR03	Brazil	Application	2015-08-13	BR 30 2016 000537-0			Design
PAPER TISSUE WITH HIGH BULK AND LOW LINT	64987467BR04	Brazil	Application	2015-11-03	BR112018007748-8			Utility Patent
SOFT TISSUE COMPRISING SYNTHETIC FIBERS	64988179BR04	Brazil	Application	2016-09-29	BR112019004489-2			Utility Patent
PAPER PRODUCT DISPENSER	64989750BR03	Brazil	Granted	2015-10-16	BR 30 2016 001585-6	2018-03-06	BR302016001585-6	Design
ELECTRONIC LIQUID DISPENSER	65010234BR03	Brazil	Application	2016-10-31	BR112019007415-5			Utility Patent
TISSUE PAPER WITH EMBOSSING PATTERN	65011727BR04	Brazil	Granted	2016-08-23	BR 30 2017 000831-3	2018-05-02	BR302017000831-3	Design
TISSUE COMPRISING A SOFTENING COMPOSITION	65012044BR04	Brazil	Application	2016-03-24	BR112018067997-6			Utility Patent
SHEET MATERIAL DISPENSER	65013045BR03	Brazil	Application	2016-04-29	BR 30 2016 004948-3			Design
HIGH STRENGTH AND LOW STIFFNESS AGAVE TISSUE	65014319BR04	Brazil	Application	2016-10-27	BR112019008152-6			Utility Patent
LAYERED TISSUE COMPRISING NON-WOOD FIBERS	65015088BR03	Brazil	Application	2017-02-22	BR112019014276-2			Utility Patent

2/3

Attachment 6

Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment.

Patent Application Title	Patent Reference	Country	Status	Priority Date	Application Number	Grant Date	Patent No.	Patent-Design Type
Oil Absorbent Wiping Product	65020445BR03	Brazil	Application	2015-12-01	BR112018009724-1			Utility Patent
LAMINATED PAPERMAKING BELT	65021460BR05	Brazil	Application	2017-07-31	BR112020001608-0			Utility Patent
SOFT TISSUE COMPRISING SYNTHETIC FIBERS	65021708BR04	Brazil	Application	2017-02-22	BR112019014907-4			Utility Patent
TAILORED HEMICELLULOSE IN NON-WOOD FIBERS FOR TISSUE PRODUCTS	65021759BR04	Brazil	Application	2017-04-28	BR112019021492-5			Utility Patent
WIPER SUBSTRATE	65022718BR03	Brazil	Granted	2016-09-15	BR 30 2017 001186-1	2018-04-24	BR302017001186-1	Design
WIPER SUBSTRATE	65022718BR06	Brazil	Granted	2016-10-04	BR 30 2017 001478-0	2018-04-17	BR302017001478-0	Design
SEWN STACK OF ABSORBENT SHEETS	65028113BR05	Brazil	Application	2017-05-24	BR112019023525-6			Utility Patent
SEWN AND PERFORATED STACK OF ABSORBENT SHEETS	65028113BR12	Brazil	Application	2017-05-24	BR112019023522-1			Utility Patent
HIGH THROUGHPUT BANDSAW	65029346BR04	Brazil	Application	2017-12-27	BR112020009501-0			Utility Patent
SEMI-RIGID TISSUE PACKAGE	65029963BR03	Brazil	Application	2017-07-28	BR112020001009-0			Utility Patent
Non-woven Material	65030038BR04	Brazil	Granted	2017-04-07	BR302017004500-6	2018-03-06	BR302017004500-6	Design
PAPER PRODUCT DISPENSER	65030038BR11	Brazil	Granted	2017-05-08	BR302017005021-2	2018-03-20	BR302017005021-2	Design
PROCESS FOR MAKING A MULTI-PLY DISPERSIBLE WIPE	65030354BR03	Brazil	Application	2017-12-20	BR112020008993-1			Utility Patent
CLEANSING ARTICLE HAVING PRINTED TEXTURE	65033052BR05	Brazil	Application	2016-09-30	BR112019004579-1			Utility Patent
EMBOSSED WIPE	65040258BR03	Brazil	Granted	2018-01-29	BR302018003272-1	2018-09-18	BR302018003272-1	Design
PAPER PRODUCT DISPENSER	65042376BR03	Brazil	Granted	2017-05-12	BR302017005106-5	2018-04-05	BR302017005106-5	Design
CONTAINER HAVING A PUSH-BUTTON ACTIVATED, POP-OPEN LID	65044412BR03	Brazil	Application	2017-08-31	BR112020003460-6			Utility Patent
SOFT TEXTURED TISSUE	65044965BR03	Brazil	Application	2017-11-30	BR112020007838-7			Utility Patent
DUAL END-CAP BUNDLE OF STACKED CONSUMER PRODUCTS	65046841BR04	Brazil	Application	2017-11-30	BR112020007844-1			Utility Patent
DISPENSER	65048775BR03	Brazil	Application	2017-09-27	BR112020004024-0			Utility Patent
ORNAMENTAL DESIGN FOR A WIPING ARTICLE	65049509BR03	Brazil	Granted	2018-02-28	BR302018002503-2	2019-01-02	BR302018002503-2	Design
MULTI-PLY TISSUE PRODUCT PRODUCED FROM A SINGLE PLY TISSUE WEB	65051352BR03	Brazil	Application	2018-04-27	BR112020021095-1			Utility Patent
RECLOSABLE CARTON AND BLANK THEREFOR	65051748BR03	Brazil	Application	2018-08-30	BR112021003233-9			Utility Patent
CLEANING PRODUCT DISPENSER	65056030BR03	Brazil	Granted	2019-08-06	BR 30 2020 000041 2	2020-02-18	BR302020000041-2	Design
CLEANING WIPE	65057830BR03	Brazil	Granted	2018-03-19	BR302018053985-0	2019-10-08	BR302018053985-0	Design
LID ASSEMBLY HAVING A CURVILINEAR SPRING ACTIVATED, POP-OPEN LID, AND CONTAINER HAVING SAME	65058501BR04	Brazil	Application	2018-06-29	BR112020026078-9			Utility Patent
LID ASSEMBLY WITH PUSH-BUTTON	65058877BR08	Brazil	Granted	2018-06-29	BR302018056000-0	2019-10-22	BR302018056000-0	Design
EMBOSSED MULTI-PLY TISSUE PRODUCTS	65059300BR03	Brazil	Application	2018-10-31	BR112021007250-0			Utility Patent
CREPED SINGLE PLY TISSUE	65061144BR05	Brazil	Application	2019-03-29	BR112021018164-4			Utility Patent
ORNAMENTAL DESIGN FOR AN EMBOSSING ROLL	65061557BR03	Brazil	Application	2018-07-24	BR302019000297-3			Design
PATTERNED TISSUE PRODUCT	65061557BR04	Brazil	Granted	2018-07-24	BR302019000298-1	2019-07-16	BR302019000298-1	Design
SHEET PRODUCT DISPENSER	65062675BR03	Brazil	Application	2018-10-31	BR112021007080-0			Utility Patent
DURABLE AND DISPERSIBLE CREPED SINGLE PLY TISSUE	65062798BR04	Brazil	Application	2019-03-29	BR112021018329-9			Utility Patent
ROLLED PRODUCTS FOR ONE HANDED DISPENSING	65064103BR03	Brazil	Application	2018-12-31	BR112021011543-9			Utility Patent
PACKAGE	65064783BR03	Brazil	Granted	2018-09-14	BR 30 2019 000754 1	2019-10-15	BR302019000754-1	Design
ABSORBENT SHEET	65064811BR03	Brazil	Granted	2019-01-14	BR302019002485-3	2019-11-12	BR302019002485-3	Design
EMBOSSED MULTI-PLY TISSUE PRODUCT	65066106BR04	Brazil	Application	2018-09-28	BR112021004430-2			Utility Patent
LAYERED TISSUE COMPRISING LONG, HIGH-COURSENESS WOOD PULP FIBERS	65066563BR04	Brazil	Application	2019-01-18	BR112021013426-3			Utility Patent
TISSUE PRODUCTS HAVING MACROFOLDS	65068219BR04	Brazil	Application	2019-08-29	BR112022003320-6			Utility Patent
DISPENSER LATCHING SYSTEM	65069278BR04	Brazil	Application	2018-12-04	BR112021009631-0			Utility Patent
TISSUE PRODUCTS HAVING MACROFOLDS	65069608BR04	Brazil	Application	2019-08-29	BR112022002446-0			Utility Patent
ROLLED PRODUCT FEED SYSTEM	65071760BR03	Brazil	Application	2019-03-29	BR112021018170-9			Utility Patent
MULTI-ROLL PAPER PRODUCT DISPENSER	65071772BR03	Brazil	Application	2019-04-30	BR112021021253-1			Utility Patent
EMBOSSED MULTI-PLY TISSUE PRODUCTS	65071805BR04	Brazil	Application	2019-03-06	BR112021016464-2			Utility Patent
EMBOSSED MULTI-PLY TISSUE PRODUCTS	65071805BR10	Brazil	Application	2019-03-06	BR112021016438-3			Utility Patent
DURABLE AND DISPERSIBLE CREPED MULTI-PLY TISSUE	65071986BR07	Brazil	Application	2019-03-29	BR112021018160-1			Utility Patent
CREPED MULTI-PLY TISSUE	65071986BR12	Brazil	Application	2019-03-29	BR112021018155-5			Utility Patent
MULTI-PLY TISSUE PRODUCT	65074839BR04	Brazil	Application	2019-06-03	BR112021023580-9			Utility Patent
Auto-Drop Dispenser	65075497BR04	Brazil	Application	2019-10-31	BR 11 2022 007859 5			Utility Patent
EMBOSSED MULTI-PLY TISSUE PRODUCTS	65075879BR03	Brazil	Application	2020-03-05	BR 11 2022 016516 1			Utility Patent
CLOSED LOOP CONTROL SYSTEM FOR BLADE SHARPENING	65076743BR03	Brazil	Application	2020-03-17	BR 11 2022 018061 6			Utility Patent
THROUGH-AIR DRYER SHOWER ASSEMBLY	65077742BR03	Brazil	Application	2020-01-09	BR 11 2022 013391 0			Utility Patent
FLOOR MOP	65084328BR02	Brazil	Granted	2020-04-30	BR302020004916-0	2021-09-28	BR302020004916-0	Design
Tissue	65084330BR02	Brazil	Granted	2020-10-09	BR3020200059590	2021-08-03	BR3020200059590	Design
ABSORBENT ARTICLE	65084406BR04	Brazil	Granted	2020-04-27	BR302020005037-1	2021-06-01	BR302020005037-1	Design
Tissue	65084417BR02	Brazil	Granted	2020-12-11	BR3020200059581	2021-08-03	BR3020200059581	Design
PAPER SHEET	65104767BR04	Brazil	Application	2022-04-04	BR302022005377-5			Design
PAPER SHEET	65104767BR10	Brazil	Application	2022-04-04	BR302022005378-3			Design
PAPER SHEET	65104767BR15	Brazil	Instructed	04/04/2022				
PAPER SHEET	65105768BR02	Brazil	Instructed	19/09/2022				

3/3

Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. Base Date the assessment value. Basic Infrastructure electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing Transaction or other event by which an acquirer obtains legal form of operation. CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure own capital (equity) and third-party capital (debt). Cash Flow during a given period of time. Usually the term is Cash Flow on Invested Capital lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit generated by other assets or groups of assets. Company investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. Date of Issue are conveyed to the client.

DCF (Discounted Cash Flow D & A Depreciation and amortization. Depreciable Value Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost of goods. Discount Rate EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) amortization. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with Facilities aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and may or may not eventually be transferred. Leases leases. Fixed Asset Tangible asset available for use in the production or be used for more than one accounting period. Goodwill IAS (International Accounting Standards) framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of Indirect Production Cost liens and charges necessary for the production of goods. Intangible Asset are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property other than for use in the production or supply of goods Investment Value Value for a particular investor based on individual interests in the property in question. In the case of performance and tax planning. Liability it is hoped that the settlement thereof will result in the Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple divided by a valuation measurement of the company Net Debt bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks

Parent Company An entity that has one or more subsidiaries. Premium for Expected Future recognized. Present Value The estimated present value of discounted net cash Price The amount by which a transaction is performed Property Real Estate and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with Reproduction Cost Expense required for the exact duplication of a Reproduction Cost Less Depreciation considering the state it is in. Residual Value Value of new or used asset projected for a date limited in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present age and condition at the end of its useful life. Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Tangible Asset Technical Report Useful Economic Life The period in which an asset is expected to be available expected to be obtained from the asset by the entity. Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Rio de Janeiro +55 21 2212-6850 apsis.rj@apsis.com.br São Paulo 55 11 4550-2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299-6678 apsis.mg@apsis.com.br apsis.com.br

PORTUGUESE VERSION SHALL PREVAIL

EXHIBIT II
OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA. BY SUZANO S.A.

Offices and Branches
of MMC Brasil Indústria e Comércio Ltda.

Current Taxpayers Registry Number (CNPJ)	City	State	State Registration Number	Taxpayers Registry Number (CNPJ) of the correspondent branch of Suzano which will absorb the activities of the former branch
48.573.767/0002-17	Mogi das Cruzes	SP	454966714114	16404287092769
48.573.767/0003-06	Arujá	SP	188190024112	16404287091959
48.573.767/0007-21	Cabo de Santo Agostinho	PE	1120519-95	16404287091797
48.573.767/0004-89	Suzano	SP	672649694116	16404287091878
48.573.767/0005-60	Cachoeirinha	RS	Em fase de obtenção	16404287092505
48.573.767/0006-40	Simões Filho	BA	209633313	16404287092688
48.573.767/0007-21	Fortaleza	CE	Em fase de obtenção	16404287092920

PORTUGUESE VERSION SHALL PREVAIL EXHIBIT III OF THE PROTOCOL AND JUSTIFICATION INSTRUMENT OF THE MERGER OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA. BY SUZANO S.A. Copy of the Real Estate Property Registry of MMC Brasil Indústria e Comércio Ltda.

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REGISTRO DE IMÓVEIS
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CERTIDÃO

BEL. DIRCEU DE ARRUDA OFICIAL

CNM 111567.2.0000628-29

LIVRO Nº 2 - REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
de Mogi das Cruzes

matrícula Nº 628 | Ficha Nº 1 | Mogi das Cruzes 12 de abril de 1976

IMÓVEL: Estrada de Rodagem Mogi-Biritiba também conhecida - por Estrada de Casa Grande, Bairro do Cocuera.-

IDENTIFICAÇÃO DO IMÓVEL: UM TERRENO contendo uma casa velha e um rancho situado no bairro do Cocuera, perímetro rural - desta comarca, que faz parte do Sítio denominado Sítio Grande, terreno esse que encerra a área de 271.405m2, fazendo - frente para a Estrada de Rodagem Mogi-Biritiba Mirim, também conhecida por Estrada de Casa Grande, confrontando de um lado com Gabriel Leite de Siqueira, sucessor de João Leite de Siqueira, de outro lado com Elizeu Pierrucetti, sucessor de Elpidio Moreira e nos fundos com o Rio Tietê.-

PROPRIETÁRIA: ONIBLA S/A.-INDUSTRIA E COMERCIO DE PAPEL com sede na Estrada Casa Grande, s/nº, km 59, CGC 6043.788/001-

REGISTRO ANTERIOR: 79.568 deste.-

A ESC.HAB. [assinatura]; OFICIAL [assinatura]

AV/1-M.628-Sobre uma faixa de terras de 10m de largura com a área de 3.621m2, do imóvel objeto da presente matrícula,- pesa a servidão a favor de São Paulo Light And Power Company Limited, conforme inscrição 4.769 do Livro 4-D.Mogi das Cruzes, 12 de abril de 1976.A ESC.HAB.: [assinatura]; OFICIAL [assinatura]

R/2-M.628-CÉDULA DE CRÉDITO INDUSTRIAL: Emitente: COMPANHIA FABRICADORA DE PAPEL com sede na Capital deste Estado e como terceira hipotecante a proprietária ONIBLA S/A. INDÚSTRIA E COMÉRCIO DE PAPEL com sede nesta comarca; Financiador: Banco de Desenvolvimento do Estado de São Paulo S.A.; Vencimento e Praça de Pagamento: 10 de abril de 1985 em São Paulo - Capital; Valor do Crédito: Cr$ 75.728.413,36 para aplicação na forma do anexo à cédula; Emissão: 17 de março de 1976 em São Paulo-Capital a qual grava em HIPOTECA CEDULAR DE 1º - GRAU parte do imóvel objeto da presente matrícula, com a área de 204.744m2, conforme se verifica do R/78 no 3 de Registro Auxiliar de 12/4/76.Mogi das Cruzes, 12 de abril de 1976
A ESC.HAB.: [assinatura]; OFICIAL: [assinatura]

(segue verso)

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matrícula Nº 628 | folha Nº 1 verso

R/3-M.628-CÉDULA RURAL HIPOTECÁRIA: Emitente: a proprietá - r a; Financiador: BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S.A.-BADESP; Vencimento e praça de pagamento: 09 de fevereiro de 1984 em São Paulo-Capital; Valor do crédito: Cr$- 21.729.318,00 para aplicação nos termos do orçamento anexo- Nº 1 à cédula; Emissão: 14 de maio de 1976 em São Paulo- Capital, gravando em HIPOTECA CEDULAR DE SEGUNDO GRAU parte - do imóvel objeto da presente matrícula, assim descrito e - caracterizado: "Um terreno situado no bairro do Cocuera, perímetro rural deste município, destacado de uma área de --- 271.405m2, que faz parte do sítio denominado "Sítio Grande" e que encerra a área de 204.744m2, localizado e fazendo - frente para o lado esquerdo da estrada de rodagem que da - referida cidade de Mogi das Cruzes vai a Biritiba Mirim, também conhecida por estrada da Casa Grande. Tem como marco inicial denominado nº 1 cravado à margem da referida estrada - no km 58,969.844, distando 30,156m com rumo 28º 01'40"NW, do marco de quilometragem Km 59 do DER; segue daí com o rumo - 52º 03'23"NE percorrendo a distância de 309,20m até atingir o marco nº 2; deflete à esquerda e com o rumo 32º 27'47"NW- numa extensão de 112,75m encontra o marco 3; defletindo à - direita com o rumo de 52º 00'00" NE percorre a distância de 387,744m até encontrar o marco 6; dobrando novamente à direita e com rumo de 38º 00'00" SE, percorrendo a extensão de - 116m vai atingir o marco 7, na margem esquerda do Rio Tietê confrontando em todo esse percurso com a Cnibla S.A. Indústria de Papel; dobrando à esquerda desce o rio pela margem- esquerda numa extensão de 533,481m até encontrar o marco 10 deflete à esquerda e com o rumo de 54º 45'10"SW percorre a- distância de 834,155m até encontrar o marco 11 confrontando com Elizeu Pierrucetti; deflete à esquerda com o rumo de - 37º 49'20" SE e numa extensão de 36,909m encontra o marco - 12; dobra aí à direita com o rumo de 54º40'20"SW, percorre- a distância de 79,610m até encontrar o marco 13, confrontando nesse perímetro com a chácara São José; dobrando à es - querda e divisando com a Estrada de Rodagem Casa Grande, percorrendo a extensão de 260,939m até encontrar o marco inicial 1, onde teve início e tem fim a presente descrição, de -

(segue ficha nº 2)

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LIVRO Nº 2 - REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS de Mogi das Cruzes

matrícula Nº 628 | ficha Nº 2 | Mogi das Cruzes, 02 de junho de 1976

acordo com a planta anexa à cédula arquivada juntamente com cópia da mesma. REFERÊNCIA: nº 150 Livro 3 de Registro Auxiliar de 02/6/76. Mogi das Cruzes, 02 de junho de 1976. A ESC HAB. [assinatura] OFICIAL [assinatura]

AV/4-M.628-Foi apresentada nesta data e registrada sob nº - 181 no Livro 3 de Registro Auxiliar a Cédula de Crédito Industrial do valor de Cr$ 3.695.550,34 emitida por COMPANHIA FABRICADORA DE PAPEL em 1º de junho de 1976, em São Paulo-Capital a favor do Banco de Desenvolvimento do Estado de São-Paulo S.A.BADESP-com vencimento para 9 de outubro de 1984 em São Paulo-Capital, pagável conforme a cláusula Forma de Pagamento constante da cédula, vencendo-se juros à razão de 7% a.a. sendo o crédito deferido para aplicação nos termos do anexo 1 à cédula referida, estendendo-se à cédula supra em - HIPOTECA CEDULAR DE SEGUNDO GRAU A CONSTANTE DO R.3 da presente matrícula, além dos bens descritos na cédula hoje registrada. Mogi das Cruzes, 21 de junho de 1976. A ESC. HAB. [assinatura] ; OFICIAL: [assinatura]

AV/5- M. 628- Foi apresentada nesta data e registrada sob - nº 235 no livro 3 de Registro Auxiliar a Cédula de Crédito-Industrial no valor de Cr$ 405.872,00, emitida em 13 de julho de 1976, em São Paulo (Capital) a favor de BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S.A.- BADESP-, com vencimento para 9 de julho de 1984, em São Paulo, pagável conforme cláusula própria (Forma de Pagamento) vencendo-se juros à razão de 7% a.a. sendo o crédito deferido para aplicação nos termos do orçamento anexo nº 1 à cédula, estendendo-se à cédula supra, em HIPOTECA CEDULAR de SEGUNDO GRAU a constante do R.3 da presente matrícula, além dos demais bens — descritos na cédula hoje registrada. Mogi das Cruzes, 05 de agosto de 1976. O ESC.HAB. [assinatura] OFICIAL: [assinatura]

R/6-M.628.- Por escritura de 13 de Setembro de 1.976, do 6º Cartório de Notas de São Paulo, Capital, livro 1.653, fls. - 243, a proprietária ONIBLA S/A. - INDÚSTRIA E COMÉRCIO DE PA

(SEGUE VERSO)

1.000 - 14.606

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CNM 111567.2.0000628-29

matrícula
nº 628

ficha
nº2
verso

PEL, já qualificada, hipotecou o imóvel objeto desta matrícula ao BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A., / BADESP, com sede na Capital deste Estado à avenida Paulista - nº 1.776, CGC-MF nº 62.347.231/0001-92, em garantia do financiamento obtido pela COMPANHIA FABRICADORA DE PAPEL, com sede na Capital deste Estado à Rua Voluntários da Pátria nº 344, / CGC-MF nº 60.465.273/0001-03 para aquisição, da empresa alemã J.M. Voith Gmbh Maschinenfabrik, dos bens móveis descritos no título e dados em alienação fiduciária em garantia ao BADESP. O montante financiado é equivalente em dólares norte americanos, no valor de DM 1.798.900,00 (um milhão, setecentos e noventa e oito mil e novecentos marcos alemães), a ₢ .... 8.117.985,90, feita a conversão da moeda à taxa de ₢4,51275 / DM 1,00, vigente no mercado financeiro em 9 de Setembro de - 1.976, e mais os encargos correspondentes. O Banco do Estado de São Paulo S.A., agência de Londres, financiará o total, em dólares norte americanos, do preço FOB da encomenda, a ser amortizado em 7 prestações semestrais, iguais e sucessivas , / vencendo-se a primeira no 24º mês após o saque, acrescidas de juros à taxa de 2,1/4% (dois inteiros e um quarto por cento) ao ano acima do Libor (London Interbank Offered Rate) para / depósitos a seis meses. Sem prejuízo do vencimento antecipado do contrato, todas as quantias despendidas e pagas pelo / BADESP em decorrência do não cumprimento de quaisquer obrigações assumidas no contrato por parte da devedora, e levadas a débito, serão acrescidas de juros calculados à taxa de 12% ao ano e correção monetária. Interveniente Fiadora : KLABIN IRMÃOS & CIA., com sede na Capital deste Estado à Rua Formosa - nº 367, 5º andar, CGC-MF 60.485.034/0001-45, como principal / pagadora e devedora solidária. O imóvel hipotecado foi avaliado em ₢ 43.421.904,00, sendo de ₢ 3.275.904,00 o valor do terreno e ₢ 40.146.000,00 o valor das futuras intalações. INCRA: nº 638.234.000.019; área total 27,1; área explorada 4,0; área explotável 20,0; módulo 6,1; nº de módulos 3,31; fração mínima de parcelamento 6,1. Mogi das Cruzes, 18 de Outubro de / 1.976.

O OFICIAL:- [assinatura]

AV/7-M.628.-Foi registrada nesta data sob nº 415 no livro - Auxiliar nº 3 a Cédula de Crédito Industrial no valor de Cr$ 684.505,28 emitida pela COMPANHIA FABRICADORA DE PAPEL em - 5 de novembro de 1.976, em São Paulo, a favor do Banco de -

(segue ficha nº 3)

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CNM 111567.2.0000628-29

LIVRO Nº 2 - REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
de Mogi das Cruzes

matrícula Nº 628 — ficha Nº 3

Mogi das Cruzes, 23 de Novembro de 1976

Desenvolvimento do Estado de São Paulo S.A.; com vencimento para 9 de novembro de 1.984 em São Paulo(Capital) estendendo-se à Cédula supra em HIPOTECA CEDULAR de SEGUNDO GRAU o imóvel objeto da garantia do R.150 no Livro Auxiliar nº3 . Mogi das Cruzes , 23 de novembro de 1.976 .-.-.-.-.-.-.-.-.-.-.-.

O OFICIAL: [assinatura]

AV/8-M. 628 - Foi Registrada nesta data sob nº 481 no livro auxiliar nº 3 a Cédula de Crédito Industrial no valor de Cr$ 3.110.122,68 emitida pela COMPANHIA FABRICADORA DE PAPEL em 9 de dezembro de 1.976, em São Paulo (Capital) a favor do - Banco de Desenvolvimento do Estado de São Paulo S.A., com - vencimento para 9 de abril de 1.985 em São Paulo (Capital - estendendo-se à Cédula supra em HIPOTECA CEDULAR de SEGUNDO GRAU o imóvel objeto do R.3 desta matrícula. Mogi das Cruzes 05 de janeiro de 1.976.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

O OFICIAL MAIOR:- [assinatura]

AV/9 M. 628 - Foi registrada nesta data sob nº 492 no livro 3 de Registro Auxiliar nº 3, a Cédula de Crédito Industrial no valor de Cr$ 3.986.858,18 emitida pela COMPANHIA FABRICADORA DE PAPEL, em 29 de dezembro de 1.976, em São Paulo (Capital) a favor do Banco de Desenvolvimento do Estado de São Paulo S.A., com vencimento para 9 de maio de 1.985, em São Paulo (Capital), estendendo-se à cédula supra em HIPOTECA CEDULAR de SEGUNDO GRAU o imóvel objeto do R.3. desta - matrícula. Mogi das Cruzes, 18 de janeiro de 1.977.-.-.-.-.

O OFICIAL:- [assinatura]

AV/10. M. 628 - Foi registrada nesta data sob nº 493 no livro auxiliar nº 3 a Cédula de Crédito Industrial, no valor de Cr$ 328.541,04 emitida pela COMPANHIA FABRICADORA DE PAPEL em 29 de dezembro de 1.976, em São Paulo (Capital) a favor do Banco de Desenvolvimento do Estado de São Paulo S,A. com vencimento para 9 de janeiro de 1.985 em São Paulo (Capital) estendendo-se à cédula supra em HIPOTECA CEDULAR DE SEGUNDO GRAU O imóvel objeto do R.3. desta matrícula. Mogi das Cruzes, 18 de janeiro de 1.977.-.-.-.-.-.-.-.-.-.-.-.-.

O OFICIAL:- [assinatura]

(segue verso)

5.000 - 14.606

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matrícula Nº 628 | ficha Nº 3 verso

AV. 11 M. 628 - Foi registrada nesta data sob nº 503 no livro 3 de Registro Auxiliar a Cédula Industrial no valor de Cr$ 575.058,40 emitida pela COMPANHIA FABRICADORA DE PAPEL em 30 de dezembro de 1.976, em São Paulo (Capital) a favor do Banco de Desenvolvimento do Estado de São Paulo S.A., com vencimento para 9 de junho de 1.985, em São Paulo (Capital) estendendo-se à cédula supra em HIPOTECA CEDULAR de SEGUNDO GRAU o imóvel objeto do R.3 desta matrícula. Mogi das Cruzes, 03 de fevereiro de 1.977.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

O OFICIAL:- [assinatura]

AV/12-M.628.- Foi registrada nesta data sob nº 565 no livro 3 de Registro Auxiliar a Cédula de Crédito Industrial no valor de Cr$ 99.830,64 emitida pela COMPANHIA FABRICADORA DE PAPEL em 02 de Março de 1.977, em São Paulo (Capital) a favor do Banco de Desenvolvimento do Estado de São Paulo S.A. - BADESP, com vencimento para 03 de Maio de 1.985 em São Paulo (Capital) estendendo-se à cédula supra em HIPOTECA CEDULAR de SEGUNDO GRAU o imóvel objeto do R.3 desta matrícula. Mogi das Cruzes, 26 de Abril de 1.977.

O OFICIAL:- [assinatura]

AV/13-M.628.- Por aditivo passado em São Paulo, em 20 de Maio de 1.977, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO / S.A.- BADESP, e a COMPANHIA FABRICADORA DE PAPEL, com anuência dos intervenientes KLABIN IRMÃOS & CIA., e ONIBLA S.A. INDUSTRIA E COMERCIO DE PAPEL, aditaram a Cédula de Crédito Industrial emitida em 05 de Novembro de 1.976, registrada sob nº.. 415 no Livro 3 de Registro Auxiliar e averbada sob nº 7 da / presente matrícula, no valor de Cr$ 684.505,28 para constar o - que segue: 1- Tendo em vista a redução havida no preço dos / equipamentos financiados, decorrentes dos benefícios do Decreto-lei 1.335 de 8.7.74 fica reduzido o valor da cédula de Cr$.. 684.505,28 para Cr$ 571.662,00; 2- Fica igualmente reduzido o valor da avaliação dos mesmos equipamentos, sobre os quais se constitui alienação fiduciária na Cédula ora aditada de Cr$ ... 855.631,60 para Cr$ 714.577,50; 3- A participação de recursos - próprios da emitente para a aquisição dos equipamentos, no / montante de 20% de seu preço, passa a ser de Cr$ 142.915,50; Em consequência, passa a ser a seguinte a composição de recursos constante do anexo nº 2 da cédula; Fabricante/Vendedor: PACL-

(SEGUE FICHA Nº 4)

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LIVRO Nº 2 - REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
de Mogi das Cruzes

matrícula nº 628 — ficha nº4 — Mogi das Cruzes, 30 de Junho de 19 77

76/294/17104 - Pilão S.A. Máquinas e Equipamentos - Finame - 80% 352.352,00 - Emitente 20% - TOTAL - 440.440,00; Fabricante/Vendedor - PACL 76/294/17083 - Compressores Worthington do Brasil Ltda.- Finame 80% - 219.310,00 - Emitente 20% - ₢..... 54.827,50 - TOTAL - ₢ 274.137,50 - TOTAL - FINAME 80% - ..... 571.662,00 - Emitente 20% - 142.915,50 - TOTAL-714.577,50.Permanecendo inalteradas todas as demais clausulas, condições, - obrigações, garantias, formas de pagamento e penalidades da / cédula ora aditada, conforme cópia do aditivo arquivado em - cartório. Mogi das Cruzes, 30 de Junho de 1.977.

O OFICIAL:- [signature]

AV/14-M.628.- Por aditivo passado em São Paulo, em 7 de Junho de 1.977, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO / S.A.-BADESP, com sede à Avenida Paulista nº 1776 - do térreo- ao 6 andares, em São Paulo (Capital), COMPANHIA FABRICADORA / DE PAPEL, com sede à Rua Voluntários da Pátria, nº 344, aditaram a Cédula de Crédito Industrial emitida em 30 de Dezembro- de 1.976, no valor de ₢ 575.058,40 com vencimento para 9 de / Junho de 1.985, registrada sob nº 11 na matrícula nº 628 e registrada sob nº 503 no Livro 3 de Registro Auxiliar, para ficar constando o seguinte: I - O valor da Cédula ora aditada - passa a ser de ₢ 525.250,06 e não de ₢ 575.058,40 como constava anteriormente. II - Em vista da redução do preço do bem móvel, a ser adquirido de Codima Máquinas e Acessórios S.A., o quadro relativo a tal bem, constante das folhas "3" passa a ter a seguinte redação: PACL - nº 76/294/20.256 - FAB/VENDEDOR Codima Máquinas e Acessórios S.A.; Quant. 01 - DESCRIÇÃO DOS/ EQUIPAMENTOS - Grupo diesel gerador automático 440/254/V. -VALOR - ₢ 126.276,67. III - O valor mencionado na Clausula " Juros e Correção Monetária" passa a ser de ₢ 525.250,06 e não - de ₢ 575.058,40 como constava anteriormente.IV: Que o ítem I- do anexo 01 da Cédula ora aditada passa a vigorar com a se / guinte redação: "Orçamento para Aplicação do Crédito" - O crédito destina-se a financiar 80% da compra dos bens móveis descritos e caracterizados no ítem I da clausula "Garantia" avaliados em ₢ 659.984,67. V- O ítem II do anexo 01 da cédula - ora aditada passa a vigorar com os seguintes valores: Origem- dos Recursos - Os recursos obtidos da Agência Especial de Financiamento Industrial Finame, Empresa Pública criada pela 7 lei nº 5.662 de 21.06.71 através da aprovação das PACs- 76/ - /294-20.256 e 76/294/20.264 apresentadas pelo credor na quali

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Página 9 de 30 - Protocolo 403460 - MAT. 628

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matrícula nº 628 | ficha nº4 verso

dade de seu Agente Financeiro, no montante de Cr$ 525.250,06 - que correspondem a 80% do valor da compra, incluido nesse / preço o IPI, conforme descriminação no anexo nº 02, que se des creve: ANEXO nº 2 da Cédula de Crédito Industrial - FINLP/143 /76/0814/-E-0191 - Emitente: Companhia Fabricadora de Papel:- Credor - Banco do Desenvolvimento do Estado de São Paulo S.A. BADESP - COMPORIÇÃO DE RECUROS-FAB/VENDEDOR-PACL-76/294/20256 Codema Máquinas e Acessórios S.A. - PARTICIPAÇÕES - Finame / 80% - 98.283,66 - Emitente- 20% 27.993,01 - TOTAL 100% Cr$..... 126.276,67 - PACL-76/294/20.264 - FMC- Fielsan - Equipamentos para Saneamento S.A. - Finame 80% 426.966,40 - Emitente - 20% 106.741,60 - TOTAL 100% 553.708,00 - TOTAL - Finame -52525006 Emitente- 134.734,61 - TOTAL 659.984,67 - VI - O sub-ítem 2.2 da clausula "Obrigações Diversas" às fls. 12 da cédula ora / aditada, passa a vigorar com a nova redação: 2.2 Manter os - bens oferecidos em garantia segurados na Cia. de Seguros do Estado de São Paulo-COSEP, nos termos do Decreto-Estadual nº 50.890, de 19.11.1968 até final liquidação da cédula, por va lores e riscos que o BADESP determinar, ficando este, desde - já, autorizado pela EMITENTE a efetua-los, bem como as renova ções anuais, em nome e por conta dela, EMITENTE, e a receber- as indenizações devidas, nos casos de sinistro, e aplica-las- na amortização ou liquidação da dívida. Na hipótese de os re feridos bens já se encontrarem segurados, as respectivas apó- lices deverão ser endossadas ao BADESP, e a este apresentadas prévia e condicionalmente à liberação do crédito, para os / fins previstos nesta clausula, ficando certo, desde já, que - as renovações futuras deverão ser efetuadas também na Cia. de Seguros do Estado de São Paulo, COSEP, nos termos do Decreto- acima citado. VII- Que o quadro de composição de recursos cons tante do anexo nº 02, fica sem efeito, e substituido por igual peça anexa do presente aditivo o qual rubricado, por todos / contratantes fica, desta data em diante, fazendo parte inte - grante da Cédula ora aditada. VIII - São essas as únicas alte rações havidas na cédula ora aditada. IX- Ficam ratificadas - todos os termos, ítens, condições, clausulas, estipulações,fi cando arquivada em cartório, cópia do presente aditivo. Mogi- das Cruzes, 15 de Julho de 1.977.

O OFICIAL:-

AV/15-M.628.- Por aditivo passado em São Paulo, em 22 de Se - tembro de 1.977, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO-

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LIVRO Nº 2 - REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
de Mogi das Cruzes

matrícula nº 628 — ficha nº5 — Mogi das Cruzes, 11 de Outubro de 1977

PAULO S.A. - BADESP - CGC. nº 62.847.231/0001-92 e a COMPANHIA FABRICADORA DE PAPEL, CGC. nº 60.485.273/0001-03 com anuência das intervenientes KLABIN IRMÃOS & CIA., CGC. 60.485.034/0001-45 e ONIBLA S/A - INDUSTRIA E COMERCIO DE PAPEL, CGC. nº 60.437.878/0001-10 ADITARAM a Cédula de Crédito Industrial, emitida em 02 de Março de 1.977 no valor de ₡$ 99.830,64, com vencimento para 09 de Maio de 1.985, objeto do REG.AUX. nº 565,e averbada sob nº 12 na matrícula nº 628, para constar o que segue: 1-Tendo em vista a redução havida no preço dos equipamentos financiados, decorrente da obtenção dos benefícios fiscais do Decreto-Lei nº 1.335 de 08.7.74 - fica reduzido o valor da Cédula de ₡$ 99.830,64 para ₡$ 78.562,88; 2 - Fica igualmente reduzido o valor de avaliação dos mesmos equipamentos,-os quais foram dados em alienação fiduciária para garantir o pagamento da Cédula, ora aditada, de ₡$ 124.788,30 para ₡$ .... 109.210,02; 3- O percentual financiado para a aquisição dos equipamentos, anteriormente de 80% passa a ser 71,93%; Em consequência, os incisos I e II do Anexo nº 1 e o Anexo nº 2 da Cédula, passam a ter a seguinte redação: ANEXO nº 1 da CCI / FINIP/154/77/0886-E-0206"- I - ORÇAMENTO PARA APLICAÇÃO DO CRÉDITO: O crédito destina-se a financiar 71,93% da compra dos - bens móveis descritos e caracterizados no ítem I da clausula-"GARANTIA" avaliados em ₡$ 109.210,02. II - ORIGEM DOS RECURSOS: Os recursos obtidos da Agência Especial de Financiamento Industrial - FINAME - empresa pública criada pela Lei nº 5662 de 21.6.71 através da aprovação da PAC 77/294/21036 apresentada pelo credor na qualidade de seu Agente Financeiro, no montante de ₡$ 78.562,88 correspondem a 71,93% do valor da compra incluído nesse preço o I.P.I. conforme discriminado no anexo-nº 2. A EMITENTE participará com ₡$ 30.647,14 que correspondem a 28,07% do valor da compra, incluído nesse preço o I.P.I. / conforme discriminado no anexo nº 2; Anexo nº 2 da CCI FINIP/ /154/77/0886-E-0206 - COMPOSIÇÃO DE RECURSOS - FABR/VENDEDOR: PACL 77/294/21036 - Transformadores União S.A.; FINAME 71,93% 78.562,88; EMITENTE 28,07% - ₡$ 30.647,14 - TOTAL: 100%-₡$ .... 109.210,02. Permanecem inalteradas e são ratificadas em todos os seus termos, todas as demais clausulas, condições, obrigações, garantias, formas de pagamento e penalidades da cédula-ora aditada, conforme cópia do aditivo arquivada em cartório. Mogi das Cruzes, 11 de Outubro de 1.977.

O OFICIAL INTERINO:-

AV/16-M.628- Por instrumento particular de aditivo nº 1,pas

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matrícula nº 628 | ficha nº 05 verso

sado em São Paulo, aos 27.6.1978, BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A= BADESP, COMPANHIA FABRICADORA DE PAPEL KLABIN IRMÃOS & CIA, e ONIBLA S/A. INDUSTRIA E COMERCIO= DE PAPEL, na qualidade respectivamente de credor, Emitente, avalista e 3a. Hipotecante, todos já qualificados, aditaram a cédula objeto registro nº181 no Livro 3 de Registro Auxiliar e AV/4- nesta matrícula, para fazer constar que tendo em vista a redução havida no preço dos equipamentos adquiridos, decorrentes da obtenção dos benefícios fiscais do Decreto-Lei nº 1335, de 8.7.74, bem como os reajustes reais terem sido - maiores do que os anteriormente estimados, fica reduzido o - valor da Cédula de Cr$ 3.695.550,34 para Cr$ 2.928.700,88. Ficam igualmente alterados os valores de avaliação dos mesmos equipamentos, os quais foram dados em alienação fiduciária para garantia do pagamento da cédula ora aditada, que passam - a ser os seguintes: PACL nº 76/294/11.962; vendedor- COBRASMA S/A IND E COMERCIO: 02 caldeiras tipo FM-9-39, com capacidade nominal de 8 t/h de vapor saturado/unidade a uma pressão- de operação de 250 psig-Cr$ 2.167.800,00 (-) benefícios fiscais Dec. Lei nº 1335 (Cr$ 307.217,00); (-) reajuste estimado (Cr$450.000,00); (+) reajuste real Cr$ 851.639,01. TOTAL - Cr$ 2.262.222,01 PACL nº 76/294/11.963- vendedor: INDUSELET- S/A. INDUSTRIA DE MATERIAL ELETRICO CHALEROI- 01 transformador com potencia de 1550 KVA e tensão secundária 460Y/226V, frequencia 60 HZ.Cr$ 150.000,00. Um transformador com potencia 2000 KVA e tensão secundária de 2.400/Y/1.386V, frequencia 60 HZ-Cr$ 185.000,00; 02 transformadores com potência de 1000 KVA e tensão secundária de 460 Y/266V. frequencia 60 HZ Cr$ 220.000,00; IPI Cr$ 27.750,00; (-) beneficios fiscais - Dec. Lei 1335 (Cr$ 184.981,50). TOTAL.Cr$ 397.768,50. PACL nº 76/924/11.974- vendedor: Industria Eletrica Bown Boveri S.A. Um motor sincrono horizontal de 750 KW, com 2 pontas de eixo normais para acionamento- Cr$ 849.956,35; um módulo de excitação estatica, para motor de 750 KW-Cr$ 135.250,00; um - quadro de comando blindado, para motor de 750 KW-Cr$ - - 690.350,00;(-) beneficios fiscais Dec.Lei 1335 (Cr$ 229.804,-20). TOTAL Cr$1.445.752,15. PACL nº 76.294.12005- vendedor:- Falk do Brasil S/A 2 redutores de velocidade Falk, tipo 1110 YFI-FC, rel. de redução 1:4,926-Cr$193.331,57;(-) beneficios fiscais Dec.Lei 1335 (Cr$48.147,42); (-) reajuste estimado- Cr$28.231,29) (+) reajuste real-Cr$ 29.144,60. TOTAL: Cr$.- 146.097,46. O percentual financiado para a aquisição dos equipamentos, anteriormente de 80% para todos os equipamentos passa a ser de 70% para os equipamentos adquiridos da Industria Eletrica Brown Boveri S/A. e de 66% para os equipamentos -

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

matrícula nº 628 — ficha nº 06 — Mogi das Cruzes, 19 de julho de 1978 adquiridos da COBRASMA S/A INDUSTRIA E COMERCIO. Em consequência os incisos I e II do anexo 1 da Cédula passam a ter a seguinte redação. "Anexo 1 da CCI FINLP/082/076/0474-I-0201-I- Orçamento para aplicação do crédito. O crédito destina-se a financiar 80%, 70% e 66% da compra dos bens dos imóveis descritos e caracterizados no item I da clausula "Garantia", avaliado em Cr$ 4.251.839,92. II- Origem dos Recursos- Os recursos obtidos da Agência Especial de Financiamento Industrial- FINAME, empresa pública criada pela Lei nº 5662, de 21/6/71, através da aprovação das PACs ns. 76/294/11.962, 76/294/11.963, 76/294/11.974 e 76/294/12.005, apresentadas pelo credor na qualidade de seu Agente Financeiro, no montante de Cr$ 2.928.700,88, correspondem a 80%, 70% e 66% do valor da compra, incluido nesse preço o IPI, conforme discriminação no inciso 2. A emitente participará com Cr$ 1.323.139,04, que correspondem a 20%, 30% e 34% do valor da compra, incluido nesse preço o IPI, conforme discriminado no anexo Nº 3."Permanecem inalterada e são neste ratificadas em todos os seus termos, todas as demais cláusulas, condições, obrigações, garantias, forma de pagamento e penalidades da Cédula de Crédito Industrial ora aditada. Mogi das Cruzes, 19 de julho - de 1.978.

O ESC.HAB.: [assinatura] O OFICIAL: Lodomiro de Andrade Monteiro — Oficial Maior [assinatura]

AV/17-M.628- Por instrumento particular de aditivo nº 1 passado em São Paulo,SP, aos 27 de junho de 1.978, BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A-BADESP, COMPANHIA - FABRICADORA DE PAPEL,KLABIN IRMÃOS & CIA. e ONIBLA S/A INDUSTRIA E COMÉRCIO DE PAPEL, na qualidade respectivamente de - Credor, Emitente, Avalista e Terceira Hipotecante, aditaram a cédula objeto do registro nº 150 no Livro 3 de Registro Auxiliar e Registro nº 3 na matrícula 628, deste Cartório, para fazer constar que fica reduzido o valor da Cédula de Cr$ 21.729.218,00 para Cr$ 18.458.728,00, Mantido o preço total - de aquisição dos equipamentos adquiridos com os recursos da Cédula ora aditada, fica alterada a redação do inciso II do seu Anexo nº 1, que passa a vigorar como segue:" II- Origem dos Recursos: os recursos obtidos da Agência Especial de Financia mento Industrial- FINAME, empresa pública criada pela Lei nº 5662, de 21 de junho de 1.971, através da aprovação da PACL nº 75/294/9023, apresentada pelo credor, na qualidade de seu Agente Financeiro, no montante de Cr$ 18.458.728,00 correspondente a 68% do valor da compra, incluído nesse preço o IPI. A Emitente participará com Cr$ 8.702.918,00 que correspondem a 32% da compra, incluido nesse preço o IPI". Permane

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matrícula nº 628 | ficha nº 06 verso

cem inalteradas e são neste ato ratificadas em todos os seus termos, todas as demais cláusulas, condições, obrigações, garantias, forma de pagamento e penalidades da Cédula de Crédito Industrial ora aditada. Mogi das Cruzes, 19 de julho de 1.978.

O ESC.HAB.: O OFICIAL: Lodomiro de Andrade Monteiro Oficial Maior

AV/18-M. 628- Por instrumento particular de aditivo nº 1, passado em São Paulo, SP, aos 27 de junho de 1.978, BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A.-BADESP, COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA. E ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, todos já qualificados, na qualidade respectivamente de Credor, Emitente, Avalista e Terceira Hipotecante, aditaram a cédula objeto do Registro nº 481 no Livro 3 de Registro Auxiliar e Averbação nº 8 na matrícula nº 628, deste Cartório, para fazer constar que, tendo em vista a redução havida no preço dos equipamentos adquiridos, decorrentes da obtenção dos benefícios fiscais do Decreto Lei nº 1335, de 08/7/74, fica reduzido o valor da Cédula de Cr$ 3.110.122,68 para Cr$ 2.541.994,39. Ficam igualmente reduzidos os valores de avaliação dos mesmos equipamentos, os quais foram dados em alienação fiduciária para garantia do pagamento da Cédula ora aditada, que passam a ser os seguintes: PACL nº 76/294/18282- vendedor: MOVICARGA- Equipamento de Movimentação de Carga Ltda.- 01 ponte rolante tipo Doubox 16/8 t x 13,58m - CR$ 558.106,50; 01 ponte rolante tipo ZKKE 8 t x 13,58m - Cr$ 836.434,50. TOTAL Cr$ 1.394.541,00 PACL nº76/292/18283- vendedor: Falk do Brasil S/A. 01- redutor Falk, 2.100 YBXU2 relação de redução 1.7,324- Cr$107.128,38. PACL nº 76/294/18308 vendedor: Compressores Worthington do Brasil Ltda. 02 compressores alternativos HBB 100-100 horizontal, resfriado a água um estágio, um cilindro, duplo efeito, não lubrificado, com equipamento standard, fornecidos com seus pertences e acessórios- Cr$ 724.185,52. PACL nº 76/924/18316- vendedor General Eletric do Brasil S/A- 28 motores tipo K, 60 Hz, 23 de 440 V e 5 de 2.400 V- Cr$ 952.510,30. O percentual financiado para aquisição dos equipamentos, anteriormente de 80% para todos os equipamentos, passa a ser de 79% para o equipamento adquirido da Falk do Brasil S/A. Em consequencia os incisos I e II do Anexo nº 1 e o Anexo nº 2 da Cédula passam a ter a seguinte redação."Anexo nº 1 da CCI FINLP/122/76/0706-E 0161-I- Orçamento Para Aplicação do Crédito- O crédito destina-se a financiar 80% e 79% da compra dos bens moveis descritos e caracterizados no item I da Cláusula "Garantia", avali

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
DE MOGI DAS CRUZES

matrícula nº 628 — ficha nº 07 — Mogi das Cruzes, 19 de julho de 1978 ados em Cr$3.178.365,50. II- Origem dos Recursos- Os recursos obtidos da Agência Especial de Financiamento -FINAME, empresa pública criada pela Lei nº 5662, de 21/ /71, através da aprovação das PACs ns. 76/294/18282, -76/294/18283, 76/294/18308 e 76/294/183316, apresentadas pelo credor na qualidade de Seu Agente Financeiro, no montante de Cr$2.541.994,39- correspondem a 80% e a 79% do valor da compra, incluindo nesse preço o IPI, conforme discriminação no Anexo nº 2. A Emitente participará com Cr$ 636.371,11 que correspondem a 20% e 21% do valor da compra, incluido nesse preço o IPI, conforme discriminação no "Anexo nº 2","Anexo nº 2 da CCI FINLP/122/76/0706-E-0161- Composição de Recursos FINAME 80%- Emitente 20$-Valor 100%. PACL nº 76/294/18282-Movicarga-Equipamentos-de Movimentação de Carga Ltda. Cr$ 1.115.632,80-Cr$........278.908,20-Cr$ 1.394,541,00; PACL nº 76/294/18308- Compressores Worthington do Brasil Ltda.- Cr$ 579.348,66-Cr$144.837,16-Cr$724.185,82; PACLnº 76/294/18316- General Eletric do Brasil S.A. Cr$ 762.008,24- Cr$190.502,06-Cr$ 952.510,30; FINAME 79% -Emitente 21%- Total 100%-PACL nº 76/294/18283- Falk do Brasil S/A- Cr$ 85.004,69-Cr$ 22.123,69-Cr$ 107.128,38- TOTAL:-Cr$2.541.994,39-Cr$ 636.371,11- Cr$ 3.178.365,50.Permanecem-inalterados e são neste ato ratificadas em todos os seus termos, todas as demais cláusulas, condições, obrigações, garantias,formas de pagamentos e penalidades da Cédula de Crédito Industrial, ora aditada. Mogi das Cruzes,19 de julho de 1978.

O ESC.HAB.: [assinatura] O OFICIAL: Lodomiro de Andrade Monteiro Oficial Maior [assinatura]

AV/19-M.628-Por aditivo passado em São Paulo, SP, aos 30/8/78, O BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A.-BADESP, a COMPANHIA FABRICADORA DE PAPEL. a KLABIN IRMÃOS & CIA e a ONIBLA S/A.-INDUSTRIA E COMERCIO DE PAPEL, na qualidade respectivamente de Credor, Emitente, avalista e terceira Hipotecante, todos já qualificados, de comum acordo aditaram a Cédula de Crédito Industrial objeto do R/11 M.628 e R.503 no Livro 3 de Registro Auxiliar deste Cartório para ficar constando o seguinte: " I- tendo em vista da redução do preço do equipamento adquirido de FMC-FELISAN EQUIPAMENTOS PARA SANEAMENTO S/A., decorrente da obtensão de beneficios fiscais, a cédula ora aditada passa a vigorar com novo valor. II- O valor da Cédula ora aditada passa a ser de Cr$ 483.111,66 (quatrocentos e oitenta e tres mil, cento e onze cruzeiros e sessenta e seis centavos) e não Cr$ 525.250,06 (quinhentos e vinte e cinco mil duzentos e cinquenta cruzeiros e seis centavos) como constava anteriormente. III- O valor mencionado na cláusula de "JUROS E CORREÇÃO MONETÁRIA" passa a ser de CR$483.111,66-

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matrícula nº 628 — ficha nº 07 verso

(quatrocentos e oitenta e tres mil, cento e onze cruzeiros e sessenta e seis centavos) e não de Cr$525.250,06 (quinhentos e vinte e cinco mil duzentos e cinquenta cruzeiros e seis centavos) como constava anteriormente. IV- O item I do anexo 01 da Cédula ora aditada passa a vigorar com a seguinte redação: "ORÇAMENTO PARA APLICAÇÃO DO CRÉDITO.- O crédito destina-se a financiar 80% (oitenta por cento) da compra dos bens móveis descritos e caracterizados no item I da Cláusula "GARANTIA", Avaliados em Cr$ 607.311,67 (seiscentos e sete mil, tresentos e onze cruzeiros e sessenta e sete centavos)". V- O item II do anexo 01 da cédula ora aditada passa a vigorar com os seguintes valores: "ORIGEM DOS RECURSOS Os recursos obtidos da Agência Especial de Financiamento Industrial Finame, empresa pública criada pela Lei nº 5662 de 21.06.71, através da aprovação das PACs-76/294-20.256 e 76/294-20.264 apresentadas pelo credor na qualidade de seu agente Financeiro, no montante de Cr$ 483.111,66 (quatrocentos e oitenta e três mil, cento e onze cruzeiros e sessenta e seis centavos) que correspondem a 80% (oitenta por cento) do valor da compra, incluindo nesse preço o IPI, conforme discriminação no anexo nº 02". VI- subitem 6 do item II do anexo 01 da Cedula ora aditada passa a vigorar com a seguinte redação: "CERTEZA E LIQUIDEZ DA DÍVIDA -A EMITENTE reconhece como prova de sua dívida liquida e certa, os cheques, requesições, recibos e ordem de pagamento e as letras de cambio sacadas e aceitas na conformidade do item SAQUE DE LETRAS DE CAMBIO E OUTORGA DE MANDATO - O BADESP poderá, a seu exclusivo critério, sacar letras de câmbio sobre a EMITENTE, pelos valores de quaisquer quantias devidas por força deste instrumento, assim entendidas aquelas relativas a uma ou qualquer das parcelas devidas, juros, correção monetária, acrescimos, multas, taxas e quaisquer outros valores, obrigando-se os sacados a pagá-las contra apresentação, ficando explicitado que o saque das referidas cambiais se reste do caráter de mera garantia acessoria. A EMITENTE expressamente e neste ato constitui seu bastante procurador o BRADESP, para o fim específico de, em seu nome e por sua conta e ordem, aceitar as letras de câmbio mencionadas, outorga esta entendida como condição do negócio e portanto irrevogável, nos termos do disposto no inciso II do artigo 1.317 do Código Civil, resalvado o quanto disposto na cláusula CERTEZA E LIQUIDEZ DA DIVIDA, em sua parte Final." VII - O quadro de composição de recursos, constante do anexo nº02, fica sem efeito, e substituido por igual peça anexa do presente aditivo o qual, rubricado por todos os contratantes fica, desta data em diante, fazendo parte integrante da Cédula ora aditada. IX - São essas as únicas alterações havidas na Cédula ora aditada. X - Ficam ratifica-

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CNM 111567.2.000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

matrícula nº 628 — ficha nº 08 — Mogi das Cruzes, 25 de setembro de 1978 dos todos os termos, itens, condições, clausulas e estipulações", Mogi das Cruzes, 25 de setembro de 1.978.-.-.-.-.-.-.-

O ESC.HAB.: [assinatura] O OFICIAL: [assinatura]

AV/20-M.628- Por aditivo datado de 30 de agosto de 1.978, passado em São Paulo, SP. o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A., - BADESP, a COMPANHIA FABRICADORA DE PAPEL, a KLABIN IRMÃOS & CIA, e a ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, na qualidade de credor, emitente, avalista e terceira-hipotecante, todos já qualificados, de comum acordo aditaram a cédula de crédito industrial objeto do R.493, AV/5 no R.150-Livro 3 de Registro Auxiliar e AV/10-M.628 deste Cartório, para ficar constando o seguinte: "I - tendo em vista a redução do preço do equipamento adquirido de General Eletric do Brasil - S/A., decorrente da obtenção de beneficios fiscais, a cédula ora aditada passa a vigorar com novo valor. II - O valor da cédula ora aditada passa a ser de Cr$295.701,37 e não de Cr$. 328.541,04 como constava anteriormente. III- O valor mencionado na cláusula "JUROS E CORREÇÃO MONETÁRIA" passa a ser de Cr$ 295.701,37 e não de Cr$ 328.541,04, como constava anteriormente. IV - O item I do anexo 01 da cédula ora aditada passa a - vigorar com a seguinte redação: " ORÇAMENTO PARA APLICAÇÃO DO CRÉDITO - O crédito destina-se a financiar 80% da compra dos bens móveis descritos e caracterizados na PACL nº 76/294/19.. 183 e 69% dos bens descritos na PACL nº 76/294/19.529, do item I da claúsula "GARANTIA", avaliados em Cr$ 390.308,87". V- O Item II do anexo 01 da cédula aditada passa a vigorar com os seguintes valores: "ORIGEM DOS RECURSOS - Os recursos obtidos da Agência Especial de Financiamento Industrial -FINAME, empresa pública criada pela Lei nº 5662 de 21.06.71, atraves da aprovação das PACs 76/294/19183 e 76/294/19529, apresentadas - pelo credor na qualidade de seu Agente Financeiro, no montante de Cr$ 295.701,37 correspondente a 80% do valor da compra, para a PACL nº 76/294/19.193 e 69% para a PACL nº 76/294/19529, incluindo nesse preço o IPI, conforme discriminado no anexo nº 02. A Emitente participará com Cr$ 94.607,50 que correspondem a 20% do valor da compra, para a PACL nº 76/294/19183 e - 31% para a PACL nº 76/294/19.529, incluindo nesse preço o IPI, conforme discriminado no anexo nº 02". VI- O sub-item 2.2 do item III do anexo 01 da cédula ora aditada passa a vigorar - com a seguinte redação: "2.2. Manter os bens oferecidos em garantia segurados na Cia de Seguros do Estado de São Paulo - - COSESP, nos termos do Decreto Estadual 50890, de 19.11.1968,- até final liquidação desta cédula, por valores e riscos que o

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matrícula nº 628 — ficha nº 08 — verso

BADESP determinar, ficando este, desde já, autorizado pela Emitente a efetuá-los, bem como as renovações anuais, em nome e por conta dela, Emitente, e a receber as indenizações devidas nos casos de sinistro e aplica-las na amortização ou liquidação da dívida. Na hipotese de os referidos bens já se encontrarem segurados, as respectivas apolices deverão ser endossadas ao BADESP e a este apresentadas, prévia e condicionalmente à liberação do crédito, para os fins previstos neste item, ficando certo, desde já, que as renovações futuras deverão ser efetuadas também na Cia. de Seguros do Estado de São Paulo-COSESP, nos termo do decreto acima citado". VII- sub-item 6 do item III do anexo 01 da cédula ora aditada passa a vigorar com a seguinte redação "CERTEZA E LIQUIDEZ DA DIVIDA- A Emitente reconhece como prova de sua dívida líquida e certa, os cheques, requisições, recibos e ordens de pagamento e as letras de câmbio sacadas e aceitas na conformidade do item SAQUE DE LETRAS DE CÂMBIO E OUTORGA MANDATO, incluindo principal, acessorios e encargos, inclusive cálculo e capitalização de juros, comissões, taxas, multas e demais despesas, cumprindo assim à Emitente solver o débito que lhe for apresentado pelo BADESP, ressalvado em casao de erro, a posterior repetição do indébito". VIII - O anexo ol da cláusula ora aditada fica acrescido dos seguintes itens: "13 SAQUE DE LETRAS DE CÂMBIO E OUTORGA DE MANDATO O BADESP poderá, a seu exclusivo critério, sacar letras de câmbio sobre a Emitente pelos valores de quaisquer quantias devidas por força deste instrumento, assim entendidas aquelas relativas a uma ou qualquer das parcelas devidas, juros, correção monetária, acrescimos legais, multas, taxas e quaisquer outros valores, obrigando-se os sacados a pagá-las contra a apresentação, ficando explicitado que o saque das referidas cambiais se reveste de caráter de mera garantia acessoria. A emitente expressamente e neste ato constitui seu bastante procurador o BADESP, para o fim especifico de, em seu nome e por sua conta e ordem, aceitar as letras de câmbio mencionadas, outorga esta entidade como condição do negócio e portanto orrevogável, nos termos do disposto do inciso II do artigo 1.317 do Codigo Civil, ressalvado o quanto disposto no item CERTEZA E LIQUIDEZ DA DIVIDA, em sua parte final". 14- VENCIMENTO EXTRAORDINÁRIO - No caso de inadimplemente obrigações assumidas pela Emitente neste instrumento ou em quaisquer outros, inclusive cédulas de crédito, assinados ou que venha a assinar com o BADESP, poderá este considerar antecipadamente, os totais das dívidas deles resultantes, independentemente de aviso ou interpelação judicial ou extrajudicial". IX - O quadro de composição de recursos, constante do-

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS
DE MOGI DAS CRUZES

matrícula nº 628 | ficha nº 09 | Mogi das Cruzes, 25 de setembro de 1978

anexo nº 02, fica sem efeito, e substituido por igual peça anexa do presente aditivo o qual, rubricado por todos os contratantes fica, desta data em diante, fazendo parte integrante da cédula ora aditada. X- São essas as unicas alterações havidas na cédula ora aditada. WI - Ficam ratificados todos os termos, itens, condições, clausulas e estipulações. Mogi das Cruzes, 25 de setembro de 1.978.-

O ESC.HAB.- ; O OFICIAL:

AV/21-M.628- Foi apresentada nesta data e registrada sob nº.. 1.135 no Livro 3 de Registro Auxiliar a Cédula de Crédito Industrial do valor de Cr$ 337.595,88 emitida pela COMPANHIA FABRICADORA DE PAPEL tendo como avalista KLABIN IRMÃOS & CIA. e como terceira hipotecante ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, e como credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A-BADESP, todos já qualificados, emissão esta feita em São Paulo, SP. aos 29.9.78, com vencimento para 09.10.. 1.981 pagável na forma do título, crédito deferido para aplicação nos termos do Anexo nº 1 à referida cédula, estendendo-se à cédula supra em hipoteca cedular de Segundo Grau e sem concorrências a constante do R/3 desta matrícula e R.150 no Livro 3, alem dos bens descritos na cédula hoje registrada. Mogi - das Cruzes, 17 de novembro de 1.978.

O ESC.HAB.: ;O OFICIAL:
Natalino de Lima Boz
Esc. Hab.

AV/22-M.628- Foi apresentada nesta data para ser registrada - sob nº 1.153 no Livro 3 de Registro Auxiliar a Cédula de Crédito Industrial do valor de Cr$ 411.212,80, aos juros de 7% - a.a., emitida pela COMPANHIA FABRICADORA DE PAPEL, figurando-como avalista a KLABIN IRMÃOS & CIA., e como tereeira hipotecante a ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL e como credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A., - BADESP, todos já qualificados, emissão esta feita em São Paulo SP, aos 30.10.78, com vencimento para 09.10.1984, pagável na- forma constante do título, crédito deferido para aplicação nos termos do Anexo nº 1 à referida cédula,- ESTENDENDO-SE À CEDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRÊNCIA a constante do R/3 desta matrícula. e R.150 no Livro 3, alem dos bens descritos na cédula hoje registrada. Mogi das - Cruzes, 28 de novembro de 1.978.

O ESC.HAB.: ;O OFICIAL:
Natalino de Lima Boz
Esc. Hab.

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matrícula nº 628 | ficha nº 09 verso

AV.23-M.628- Foi apresentada nesta data e registrada sob nº nº 1.201 no Livro 3 de Registro Auxiliar a Cédula de Credito/ Industrial do valor de Cr$ 773.332,40, aos juros de 7% a.a., emitida pela COMPANHIA FABRICADORA DE PAPEL, figurando como avalista KLABIN IRMÃOS & CIA e como 3ª Hipotecante ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPAEL e como credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S.A.-BADESP, todos já qualificados, emissão essa feita em São Paulo, Capital, aos 12 de dezembro de 1.978, com vencimento para 09 de março de 1.985, pagável na forma e demais condições constantes do título, crédito deferido para aplicação nos termos do Anexo 1 à referida cédula. ESTENDENDO-SE À CÉDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRÊNCIA DE TERCEIROS a constante do R. 3-M.628 e R.150 no livro 3, além dos bens descritos na cédula hoje registrada. Mogi das Cruzes, 15 de janeiro de 1.979.

O ESC.HAB.: Natalino de Lima Boz Esc. Hab. ; O OFICIAL SUBST.: Lodomiro de Andrade Monteiro Oficial Substituto

AV/24-M.628-Foi apresentada nesta data a Cédula de Crédito Industrial do valor de Cr$ 1.278.807,19, aos juros de 9%a.a., emitida pela COMPANHIA FABRICADORA DE PAPEL, figurando como avalista KLABIN IRMÃOS & CIA. e como 3ª Hipotecante ONIBLA S.A. INDÚSTRIA E COMÉRCIO DE PAPEL e como credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A.-BADESP, todos já qualificados, emissão essa feita em São Paulo,SP, aos 15 de março de 1979, com vencimento para 9 de março de 1982, pagavel na forma e demais condiçoes constantes do título, crédito deferido para aplicação nos termos do Anexo 1 à referida cédula que dela fará parte integrante, ESTENDENDO-SE À CÉDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRÊNCIA DE TERCEIROS a constante do R/3-M.628 e R.150 Lvº 3, além dos bens descritos na cédula hoje averbada. Mogi das Cruzes, 11 de abril de 1979.-

O ESC. HAB. Natalino de Lima Boz Esc. Hab. ; O OFICIAL:

AV/25-M. 628.-Foi apresentada nesta data a Cédula de Crédito Industrial nº FINLP/201/79/1909-0-0738, do valor de Cr$////// 2.515.168,48 aos juros de 7%a.a., pagáveis na Praça de Sao Paulo-SP, na sede do credor ou perante quem ele indicar, em 09 de abril de 1.985, nas condições constantes do título; emitida em São Paulo-SP, aos 21 de março de 1.979, pela COMPANHIA FABRICADORA DE PAPEL, com aval da KLABIN IRMÃOS & CIA., figurando como 3º hipotecante ONIBLA S/A. INDUSTRIA E COMER-

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

matrícula Nº 628 — ficha Nº 10 — Mogi das Cruzes, 23 de abril de 1979

CIO DE PAPEL e como financiador e credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A-BADESP., todos já qualificados, Crédito deferido para aplicação nos termos do Anexo I à cédula referida que dela fará parte integrante, ESTENDENDO SE À CÉDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRÊNCIA DE TERCEIROS a cédula objeto do R/3-M.628 e R.-150, lvº 3, além dos bens descritos na cédula hoje averbada. Mogi das Cruzes, 23 de abril de 1.979.

O ESC.HAB: Natalino de Lima Bez, Esc. Hab. O OFICIAL: LUIZ FRANÇA, Oficial Maior Substituto

AV/26-M. 628.-Foi apresentada nesta data a Cédula de Credito Industrial nº FINLP/207/79/2044-0-0850, do valor de Cr$////// 964.243,20, aos juros de 7% a.a. pagáveis na Praça de São — Paulo-SP, na sede do credor ou perante quem ele indicar, em 09 de junho de 1.985, nas condições constantes do título; — emitida em São Paulo-SP, aos 24 de maio de 1.979, pela COMPANHIAFABRICADORA DE PAPEL, com aval da KLABIN IRMÃOS & CIA., figurando como 3a. Hipotecante ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, e como financiador e credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A-BADESP, todos já qualificados. Crédito deferido para aplicação nos termos do anexo 1 à cédula referida e que dela fará parte integrante, ESTENDENDO-SE À CEDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRENCIA DE TERCEIROS a cédula objeto do R/3-M.628 e R.150-Lº.3, além dos bens descritos na cédula hoje averbada. Mogi das Cruzes, 28 de junho de 1.979.

O ESC.HAB: Natalino de Lima Bez, Esc. Hab. O OFICIAL:

AV/27-M. 628.-Foi apresentada nesta data a Cédula de Crédito Industrial nº FINLP/208/79/2080-0-0874, do valor de Cr$////// 412.718,04, aos juros de 7% a.a. pagáveis na Praça de São — Paulo-SP, na sede do credor ou perante quem ele indicar, em 09 de julho de 1.985, nas condições constantes do título; — emitida em São Paulo, aos 27 de junho de 1.979, pela COMPANHIA FABRICADORA DE PAPEL, com aval da KLABIN IRMÃOS & CIA., figurando como 3a. Hipotecante ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL e como financiador e credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A.,BADESP, todos já qualificados. Crédito deferido para aplicação nos termos do Anexo I à cédula referida e que dela fará parte integrante-ESTENDENDO-SE A CEDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E —

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matrícula **Nº 628** folha **Nº 10** verso

SEM CONCORRENCIA DE TERCEIROS a Cédula objeto do R/3-M.628 e R.150-L.3, além dos bens descritos na cédula hoje averbada.- Mogi das Cruzes, 19 de julho de 1.979.

O ESC.HAB: O OFICIAL: *Lodomiro de Andrade Monteiro* Oficial Maior

AV/28-M. 628- Por instrumento particular passado em São Paulo aos 29 de agosto de 1.979, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A - BADESP, na qualidade de credor; COMPANHIA FABRICADORA DE PAPEL - emitente; KLABIN IRMÃOS & CIA - / Avalista; ONIBLA S/A - INDÚSTRIA E COMERCIO DE PAPEL - Terceira Hipotecante; todos já qualificados, aditaram a CÉDULA DE CRÉDITO INDUSTRIAL do valor de ₢ 773.332,40, objeto do R.1201 AV/12 no R. 150 e AV/23-M. 628, deste Cartório, a fim de re-/ ratificá-la como segue: "I- Tendo em vista a redução do preço do equipamento adquirido de TRANSMECÂNICA S/A, decorrente da obtensão de benefícios fiscais, a cédula ora aditada passa a vigorar com novo valor. II- O valor da Cédula ora adirada passa a ser de ₢ 736.860,91 (setecentos e trinta e seis mil, oitocentos e sessenta cruzeiros e noventa e um centavos) e não de ₢ 773.332,40 (setecentos e setenta e tres mil, trezentos e trinta e dois cruzeiros e quarenta centavos) como constava anteriormente.- III- O ítem do anexo nº 1 da Cédula ora aditada passa a vigorar com a seguinte redação: "I-Origem dos Recursos - A presente colaboração financeira é parte de um investimeto total de ₢ 921.076,14 (novecentos e vinte e um mil, se-/ tenta e seis cruzeiros e quatorze centavos), destinado à aquisição dos bens descritos e caracterizados na cláusula GARANTIA desta Cédula, incluido neste caso o IPI, e que será atendido com a participação de recursos na Agencia Especial de Financiamento Industrial FINAME, empresa pública criada pela -- Lei 5.662, de 21/6/71, e da EMITENTE, nas seguintes propor- / ções: ORIGEM DOS RECURSOS: PACL Nº 78/294/34039 - FINAME: ... 622.965,31; EMITENTE: 155.741,33; TOTAL: 778.706,64.- PACL Nº 78/294/33927 - FINAME: 113.895,60; EMITENTE: 28.473,90; TOTAL 142.369,50; TOTAL: FINAME: 736.860,91; EMITENTE: 184.215,23;- TOTAL: 921.076,14.- Fica ratificada a mencionada cédula em todos os demais termos ora não expressamente retificados".- Mogi das Cruzes, 21 de setembro de 1.979.

O ESC.HAB. ;O OFICIAL SUBST.:

(segue ficha nº 11)

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LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 11

Mogi das Cruzes, 21 de setembro de 1979

AV/29-M. 628- Por instrumento particular passado em São Paulo aos 29 de agosto de 1.979, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A - BADESP, na qualidade de credor; COMPANHIA FABRICADORA DE PAPEL - EMITENTE; KLABIN IRMÃOS & CIA - / AVALISTA; ONIBLA S/A - INDUSTRIA E COMÉRCIO DE PAPEL - TERCEIRA HIPOTECANTE; todos já qualificados, aditaram a CÉDULA DE - CRÉDITO INDUSTRIAL, do valor de Cr$ 337.595,88 (Trezentos e -- trinta e sete mil, quinhentos e noventa e cinco cruzeiros e - oitenta e oito centavos), objeto do R.1.135; AV/10 no R. 150; AV/21-M. 628, deste Cartório, a fim de re-ratificá-la como segue: "I-Tendo em vista a redução do preço do equipamento adquirido de EQUIPAMENTOS CLARK S/A, atualmente denominada EQUIPAMENTOS CLARK LTDA., decorrente da obtensão de benefícios -- fiscais, a cédula ora aditada passa a vigorar com novo valor. II- O valor da Cédula ora aditada passa a ser de Cr$ 210.000,21 (duzentos e dez mil cruzeiros e vinte e um centavos) e não de Cr$ 337.595,88 (trezentos e trinta e sete mil, quinhentos e noventa e cinco cruzeiros e oitente e oito centavos), como constava anteriormente.- III-O ítem I do anexo nº 01 da Cédula -- ora aditada passa a vigorar com a seguinte redação: I-ORIGEM-DOS RECURSOS: A presente colaboração financeira é parte de um investimento total de Cr$ 300.000,31 (trezentos mil cruzeiros e trinta e um centavos), destinado à aquisição do bem descrito-e caracterizado na cláusula GARANTIA desta cédula, incluindo-neste caso o IPI, e que será atendido com a participação de - recursos da Agência Especial de Financiamento Industrial - FINAME, empresa pública criada pela Lei 5.662 de 21/6/71, e da-EMITENTE, nas seguintes proporções: ORIGEM DOS RECURSOS: PACL Nº 78/294/32345 - FINAME-70%: 210.000,21; EMITENTE-30%: ..... 90.000,10; TOTAL: 300.000,31.- Fica ratificada a mencionada - cédula em todos os demais termos ora não expressamente retificados."- Mogi das Cruzes, 21 de setembro de 1.979.

O ESC.HAB. [signature] O OFICIAL SUBST.: [signature]

AV/30-M. 628- Por instrumento particular passado em São Paulo aos 29 de agosto de 1.979, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A - BADESP, na qualidade de credor; CIA. FABRICADORA DE PAPEL - EMITENTE; KLABIN IRMÃOS & CIA - AVALISTA ONIBLA S/A - INDÚSTRIA E COMÉRCIO DE PAPEL - TERCEIRA HIPOTECANTE; todos já qualificados, aditaram a CÉDULA DE CRÉDITO INDUSTRIAL do valor de Cr$ 1.278.807,19, objeto do AV/13 no R.150 e "V/24-M. 628, deste Cartório, a fim de re-ratificá-la como-segue: "I-Tendo em vista a redução do preço do equipamento adquirido de EQUIPAMENTOS CLARK S/A, atualmente denominada EQUI

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MATRÍCULA Nº 628 | FICHA Nº 11 VERSO

PAMENTOS CLARK LTDA., decorrentes da obtensão de benefícios - fiscais, a cédula ora aditada passa a vigorar com novo valor. II- O valor da Cédula ora aditada passa a ser de ₢ 903.707,55 (novecentos e treis mil, setecentos e sete cruzeiros e cincoenta e cinco centavos) e não de ₢ 1.278.807,19 (hum milhão, duzentos e setenta e oito mil, oitocentos e sete cruzeiros e dezenove centavos) como constava anteriormente.- III- O ítem I do anexo nº 01 da cédula ora aditada passa a vigora com a seguinte redação: "I-ORIGEM DOS RECURSOS: A presente colaboração financeira é parte de um investimento total de ₢ .... 1.291.010,77 (hum milhão, duzentos e noventa e um mil, dez -- cruzeiros e setenta e sete centavos), destinado à aquisição - dos bens descritos e caracterizados na cláusula GARANTIA desta Cédula, incluindo neste caso o IPI, e que será atendido com a participação de recursos da Agência Especial de Financiamento Industrial - FINAME, empresa pública criada pela Lei 5.662 de 21/6/71, e da EMITENTE, nas seguintes proporções: ORIGEM - DOS RECURSOS - PACL Nº 79/294/25859; FINAME 70%: 903.707,55;- EMITENTE 30%: 387.303,22; TOTAL ₢ 1.291.010,77.- Fica ratificada a mencionada Cédula em todos os demais termos ora não expressamente retificados." - Mogi das Cruzes, 21 de setembro - de 1.979.

O ESC.HAB.: [assinatura] ; O OFICIAL SUBST.: [assinatura]

AV/31-M. 628- Por instrumento particular passado em São Paulo aos 29 de agosto de 1.979, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A - BADESP, na qualidade de credor; COMPANHIA FABRICADORA DE PAPEL - EMITENTE; KLABIN IRMÃOS & CIA: -- AVALISTA; ONIBLA S/A INDÚSTRIA E COMÉRCIO DE PAPEL: TERCEIRA-HIPOTECANTE; todos já qualificados, aditaram a CÉDULA DE CRÉDITO INDUSTRIAL, do valor de ₢ 3.986.858,18, objeto do R. 492 AV/4 no R. 150 e AV/9-M. 628, deste Cartório, a fim de re-ratificá-la como segue: "I- Tendo em vista a redução do preço - do equipamento adquirido de SIEMENS S/A, decorrente da obtensão de benefícios fiscais, a cédula ora aditada passa a vigorar com novo valor. II- O valor da cédula ora aditada passa a ser de ₢ 2.910.229,86 (dois milhões, novecentos e dez mil, duzentos e vinte e nove cruzeiros e oitenta e seis centavos) e não de ₢ 3.986.858,18 (tres milhões, novecentos e oitenta e - seis mil, oitocentos e cincoenta e oito cruzeiros e dezoito - centavos) como constava anteriormente. III- O valor mencionado na cláusula "JUROS E CORREÇÃO MONETÁRIA" passa a ser de -- 22.910.229,86 (dois milhões, novecentos e dez mil, duzentos e vinte e nove cruzeiros e oitenta e seis centavos) e não de ₢.

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 12

Mogi das Cruzes, 21 de setembro de 1979

Cr$ 3.986.858,18 (tres milhões, novecentos e oitenta e seis mil oitocentos e cincoenta e oito cruzeiros e dezoito centavos) - como constava anteriormente. IV- O ítem I do anexo 01 da Cédula ora aditada passa a vigorar com a seguinte redação: "ORÇAMENTO PARA APLICAÇÃO DO CRÉDITO" - O crédito destina-se a financiar 77% da compra dos bens móveis descritos e caracterizados na PACL nº 76/294/19.937, do ítem I da Cláusula "GARANTIA" avaliados em Cr$ 3.775.940,97 (tres milhões, setecentos e setenta e cinco mil, novecentos e quarenta cruzeiros e noventa e - sete centavos). V- O ítem II do anexo 01 da cédula ora aditada passa a vigorar como segue: ORIGEM DOS RECURSOS: Os recursos obtidos da Agência Especial de Financiamento Industrial - FINAME, empresa pública criada pela lei nº 5.662 de 21 de junho de 1.971, através da aprovação da PAC 76/294/19937, apresentada pelo credor na qualidade de seu Agente Financeiro, no montante de Cr$ 2.910.229,86 (dois milhões, novecentos e dez -- mil, duzentos e vinte e nove cruzeiros e oitenta e seis centavos) correspondem a 77% do valor da compra, incluindo nesse - preço o IPI, conforme discriminado no anexo nº 2. A emitente- participará com Cr$ 865.711,11(oitocentos e sessenta e cinco -- mil, setecentos e onze cruzeiros e onze centavos) que correspondem a 23% do valor da compra, incluindo nesse preço o IPI- conforme discriminado no anexo nº 02. VI- O sub ítem 2.2 do - ítem III do anexo 01 da cédula ora aditada passa a vigorar -- com a seguinte redação: "2.2. Manter os bens oferecidos em garantia segurados na Companhia de Seguros do Estado de São Paulo - COSESP, nos termos do Decreto Estadual nº 50.890 de 19 - de novembro de 1.968, até final liquidação desta Cédula, por- valores e riscos que o BADESP determinar, ficando este desde- já, autorizado pela emitente a efetuá-los, bem como as renovações anuais, em nome e por conta dela, EMITENTE, e a receber- as indenizações devidas nos casos de sinistro e aplicá-las na amortização ou liquidação da dívida, Na hipotese de os referidos bens já se encontrarem segurados, as respectivas apolices deverão ser endossadas ao BADESP e a este apresentadas, prévia e condicionalmente à liberação do crédito, para os fins - previstos neste item, ficando certo, desde já, que as renovações futuras deverão ser efetuadas também na Companhia de Seguros do Estado de São Paulo - COSESP, nos termos do Decreto- acima citado". VII- Os sub ítens 5 e 6 do ítem III do anexo - 01 da cédula ora aditada passam a vigorar com a seguinte redação: "5. VENCIMENTO EXTRAORDINÁRIO: No caso de inadimplemento de quaisquer obrigações assumidas pela EMITENTE neste instrumento ou em quaisquer outros, inclusive cédulas de crédito, - assinados ou que venha a assinar com o BADESP, poderá este --

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MATRÍCULA Nº 628 — FICHA Nº 12 VERSO

considerar antecipadamente vencidas todas as obrigações decorrentes desses instrumentos e exigir, imediatamente os totais das dividas deles resultantes independentemente de aviso ou interpelação judicial ou extra judicial". "6. **CERTEZA E LIQUIDEZ DA DIVIDA**- A emitente reconhece como prova de sua dívida líquida e certa, os cheques, requisições, recibos e ordens de pagamento e as letras de cambio sacadas e aceitas na conformidade do ítem **SAQUE DE LETRAS DE CAMBIO E OUTORGA DE MANDATO**, incluindo principal, acessório e encargos, inclusive cálculo, e capitalização de juros, comissões, taxas, multas e demais despesas, cumprindo assim à emitente solver o débito que lhe for apresentado pelo **BADESP**, ressalvado em caso de erro a posterior repetição do indébito." VIII- O anexo 01 da cédula ora aditada fica acrescido dos seguintes ítens: "13. **SAQUE DE LETRAS DE CAMBIO E OUTORGA DE MANDATO**: O **BADESP** poderá a seu exclusivo critério sacar letras de cambio sobre a **EMITENTE**, pelos valores de quaisquer quantias devidas por força deste instrumento, assim entendidas aquelas relativas a uma ou qualquer das parcelas devidas, juros, correção monetária, acrescimos legais, multas, taxas e quaisquer outros valores, obrigando-/se os sacados a pagá-las contra a apresentação, ficando explicitado que o saque das referidas cambiais se reveste de carater de mera garantia acessória. A **EMITENTE** expressamente e neste ato constitui seu bastante procurador o **BADESP**, para o fim específico de, em seu nome e por sua conta e ordem, aceitar as letras de cambio retro mencionadas, outorga esta entendida como condição do negócio e portanto irrevogável nos termos do disposto no inciso II do artigo 1.317 do Código Civil, ressalvado o quanto disposto no ítem **CERTEZA E LIQUIDEZ DA DIVIDA**, em sua parte final". IX- O quadro de composição de re-/cursos, constante do anexo nº 02, fica sem efeito e substituido por igual peça anexa do presente aditivo o qual, rubricado por todos os contratantes fica, desta data em diante, fazendo parte intergrante da cédula ora aditada. X- São essas as únicas alterações havidas na cédula ora aditada.- Fica ratificada a mencionada cédula em todos os demais termos ora não ex-/pressamente retificados".- Mogi das Cruzes, 21 de setembro de 1.979.

O ESC.HAB. [assinatura] O OFICIAL SUBST.: [assinatura]

AV/32-M. 628- Por instrumento particular passado em São Paulo aos 06 de setembro de 1.979, o BANCO DO DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A - BADESP, na qualidade de credor; COMPA

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 13 — Mogi das Cruzes, 26 de setembro de 1979

COMPANHIA FABRICADORA DE PAPEL - EMITENTE; KLABIN IRMÃOS & -- CIA - AVALISTA; ONIBLA S/A INDÚSTRIA E COMÉRCIO DE PAPEL -TERCEIRA HIPOTECANTE; todos já qualificados, aditaram a Cédula - de Crédito Industrial, do valor de Cr$ 964.243,20, objeto do -- AV/15 no R.150 e AV/26-M. 628, deste Cartório, a fim de re-ratificá-la como segue: "I- Tendo em vista a redução do preço - do equipamento adquirido de APAREL INDÚSTRIA DE APARELHOS DE CONTROLE S/A., decorrente da obtensão de benefícios fiscais,- a cédula ora aditada passa a vigorar com novo valor. II- O valor da Cédula ora aditada passa a ser de Cr$ 889.322,18 e não - de Cr$ 964.243,20 como constava anteriormente. III- O ítem I do anexo nº 01 da Cédula ora aditada passa a vigorar com a se-/ guinte redação: "I-ORIGEM DOS RECURSOS: a presente colabora - ção financeira é parte de um investimento total de Cr$ .... 1.112.903,23, destinado à aquisição dos bens descritos e ca-/ racterizados na cláusula GARANTIA desta Cédula incluido neste caso o IPI, e que será atendido com a participação de recur-/ sos da Agência Especial de Financiamento Industrial - FINAME, empresa pública criada pela Lei 5.662, de 21/6/71, e da EMI-/ TENTE, nas seguintes proporções: ORIGEM DOS RECURSOS: PACL Nº 79/294/37422 - FINAME: 139.245,78 - EMITENTE: 36.049,45 - TOTAL: 175.295,23; PACL nº 79/294/37392 - FINAME: 750.086,40 -/ EMITENTE: 187.521,60 - TOTAL: 937.608,00; TOTAL FINAME: ..... 889.332,18; TOTAL EMITENTE: 223.571,05; TOTAL GERAL: .... 1.112.903,23.- Fica ratificada a Cédula de Crédito Industrial em todos os demais termos ora não expressamente retificados.- Mogi das Cruzes, 26 de setembro de 1.979.

O ESC.HAB. [assinatura] ; O OFICIAL SUBST.: [assinatura]

AV/33-M. 628- Pro instrumento particular passado em São Paulo, SP, aos 28 de dezembro de 1.979, o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO- BADESP- credor; CIA. FABRICADORA DE PAPAEL- devedora; KLABIN IRMÃOS & CIA.- avalista e-acionista interveniente; ONIBLA S/A. INDÚSTRIA E COMÉRCIO - DE PAPEL- terceira hipotecante; todos já qualificados, aditaram a Cédula de Crédito Industrial do valor de Cr$:...... 75.728.413,36, objeto do R.78-Lvº 3 e R/2-M.628, para ficar constando: I. A Cláusula - JUROS E CARÊNCIA, passa a vigo-/ rar com a seguinte redação: "JUROS E CARÊNCIA: Os juros serão devidos à taxa efetiva de 6% a.a. contados a partir da data da disponibilidade de crédito, incidindo sempre sobre- o saldo devedor expresso em ORTN. Os juros ora estipulados, terão vencimento trimestral, durante o período de carência, que se encerrará em 10 de Abril de 1.980, devendo o primei-

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MATRÍCULA Nº 628 | FICHA Nº 13 VERSO

ro pagamento ocorrer em 10 de julho de 1.976; após o término do referido período de carência, passarão eles a ser exigidos mensalmente, nas mesmas datas estabelecidas para pagamento das prestações de amortização do principal, conforme cláusula específica abaixo, no vencimento e na liquidação - da Cédula". II. A Cláusula FORMA DE PAGAMENTO, passa a vigorar com a seguinte redação: FORMA DE PAGAMENTO - A Emitente obriga-se a pagar o valor da presente Cédula em 60 presta-/ ções mensais e sucessivas, no dia 10 de cada mes, cada uma- no valor de 1/60 do principal do crédito, efetuada a conversão em Obrigações Reajustáveis do Tesouro Nacional em cru-/ zeiros na data do respectivo vencimento, vencendose a pri-/ meira no dia 10 de Maio de 1.980 e a última em 10 de Abril- de 1.985. III. Fica incluido no anexo 01 da Cédula supra caracterizada, mais a seguinte cláusula:- "Até final liquidação de todas as obrigações decorrentes deste INSTRUMENTO, a emitente, os avalistas e intervenientes declaram conhecer,- aceitar e cumprir, em todo o que se aplicar a presente operação, as disposições contidas no REGULAMENTO GERAL DE OPERAÇÕES DO BADESP, registrado no 1º Cartório de Títulos e Documentos desta Capital, sob nº 308.224, em 6 de julho de -- 1.978, e alteração de 17 de agosto de 1.978, registrada sob nº 325.090, em 21 de agosto de 1.978, e devidamente averbada à margem daquele registro, cujo exemplar recebem neste - ato, passando a fazer parte integrante deste instrumento, - com a mesma força e efeito como se nele transcrito, com excessão de seus itens 2 e 34, que vigorarão entre as partes, com a seguinte redação:- PARTE I - INTRODUÇÃO - 2. ACEITA-/ ÇÃO DESTE INSTRUMENTO - fica estipulado que o(s) DEVEDOR(ES) o(s) INTERVENIENTE(S) e o(s) COOBRIGADO(S) assumem, aceitam e se obrigam, no ato da celebração de INSTRUMENTOS com o -- BADESP, e naquilo que couber, todos os termos e condições - do presente REGULAMENTO GERAL DE OPERAÇÕES, termos e condições essas que regularão todos os seus direitos e obrigações bem como reconhecem todos os direitos do BADESP aqui enun - ciados, uns e outros como se nesses INSTRUMENTOS integral-/ mente transcritos estivessem, obrigando-se ainda, o(s) COOBRIGADO(S) FIADOR(ES) expressa e irrevogavelmente como principal(is) pagador(es) e devedor(es) solidário(s), e renun - ciando expressamente aos benefícios de ordem enunciados nos artigos 1.491, 1.493, 1.503 e 1.504 do Código Civil e seus- respectivos parágrafos e incisos, bem como os constantes dos artigos 261 e 262 do Código Comercial. PARTE II - CONDIÇÕES- ESPECIAIS DA COLABORAÇÃO FINANCEIRA - 34. SAQUE DE LETRAS - DE CÂMBIO E OUTORGA DE MANDATO - o BADESP poderá, a seu ex-

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 14 — Mogi das Cruzes, 17 de Janeiro de 1980

exclusivo critério, sacar letras de câmbio à vista contra - o(s) DEVEDOR(ES) e/ou contra o(s) COOBRIGADO(S) FIADOR(ES)- e/ou AVALISTA(S), pelos valores de quaisquer quantias devidas, calculadas e cobradas pela forma estabelecida neste Regulamento e no(s) Instrumento(s) assinado(s), assim entendidas aquelas quantias relativas ao principal e/ou a qualquer de suas parcelas, juros, correção monetária, acrécimo le- / gais, correção cambial, quando houver, multas, taxas e quaisquer outros valores, obrigando-se o(s) DEVEDOR(ES) e/ou CO-OBRIGADO(S) FIADOR(ES) e/ou AVALISTA(S) a pagá-las contra apresentação, ficando explicitado que o saque das referidas-cambiais se reveste de caráter de mera garantia subsidiária O(s) DEVEDOR(ES) e/ou o(s) COOBRIGADO(S) FIADOR(ES) e/ou - AVALISTA(S), havendo aderido a este Regulamento e aceito as suas estipulações, consoante disposição do ítem 2 de sua -- parte I, expressa individual e formalmente outorgam ao BA - DESP, em caráter irrevogável, na forma dos incisos I e II - do artigo 1.317 do Código Civil, poderes para o efeito específico de promover em seu(s) nome(s) ao aceite dessas cam - biais.- IV. Permanecem inalteradas todas as demais cláusu-/ las, termos, condições e estipulações da Cédula e seus Anexos.- Mogi das Cruzes, 17 de Janeiro de 1.980.

A ESC.HAB.: [assinatura] O OFICIAL SUBST.: [assinatura]

Eml.8.242,00 - Est.1.648,40 - Cart. 1.236,30 - C$11.126,70- Rec.008991 - G. nº 51.-

AV/34-M. 628- Foi apresentada nesta data a Cédula de Crédito Industrial POC/EMPRESA-80/019/80/2718-0-1247 do valor de- C$ 70.000.273,75, aos juros de 11% a.a., pagáveis na Praça-- de São Paulo, SP, na sede do credor ou perante quem ele indicar, em 10 de setembro de 1988, nas condições constantes do-título; emitida em São Paulo - SP, aos 28 de agosto de 1980, pela COMPANHIA FABRICADORA DE PAPEL, com aval de KLABIN IR - MÃOS & CIA., figurando como 3ª hipotecante ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL e como financiador e credor o BANCO DE DESENVOLVIMENTO DO ESTADO DE SÃO PAULO S/A-BADESP, todos-já qualificados. Crédito deferido para aplicação nos termos-do Anexo 1 à cédula referida e que dela fará parte integrante - ESTENDENDO-SE À CÉDULA SUPRA EM HIPOTECA CEDULAR DE SEGUNDO GRAU E SEM CONCORRÊNCIA DE TERCEIROS a cédula objeto-- do R/3-M. 628 e R.150 lvº3, além dos bens descritos na cédula hoje averbada. Acompanha a cédula dela, também fazendo parte integrante: Anexo II, sendo de C$ 197.880.271,00 o valor-do imóvel. Mogi das Cruzes, 19 de setembro de 1.980.

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CNM 111567.2.0000628-29

MATRÍCULA Nº 628 — FICHA Nº 14 VERSO

A ESC.HAB.: O OFICIAL SUBST.:

Eml.59.570,00-Est.11.914,00-Cart.8.935,50 - C$ 80.419,50 - - G.nº 219

AV.35 - ALTERAÇÃO DE RAZÃO SOCIAL

Pelo requerimento passado nesta cidade, aos 03 de março de 1.993, e à vista da xerocópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 03.12.90, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP. sob nº 3.170/91-3, em 03.01.91, publicada no DOE de São Paulo, em 23.03.91, e do contrato social passado em São Paulo, aos 03.12.90, verifica-se que a ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL teve sua razão social alterada para ONIBLA INDÚSTRIA E COMÉRCIO DE PAPEL LTDA., com sede nesta cidade, à Estrada da Casa Grande, s/nº., km 59, inscrita no CGC/MF. sob nº 60.437.878/0001-10. Mogi das Cruzes, 26 de março de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

Av 36 CANCELAMENTO DE HIPOTECA

Ficam cancelados o R 2 e Av 33 a vista da autorização passada nesta cidade aos 29 de março de 1 993 pela qual o credor deu plena e geral quitaçao do debito a ONIBLA INDUSTRIA E COMERCIO DE PAPEL LTDA., ja qualificados, COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de.1.993.-

ESC AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

Av.37 - CANCELAMENTO

Ficam cancelados a Av.21 e 29, a vista da autorização passada em São Paulo, aos 30 de novembro de 1.981, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A.INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes,13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

continua na ficha nº15

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMOVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº15

Mogi das Cruzes, 13 de abril de 1993

Av 38 CANCELAMENTO DE HIPOTECA

Ficam cancelados o R 3 Av.34 à vista da autorizaçao passada em Sao Paulo aos 08 de setembro de 1.987 pela qual o credor deu plena e geral quitaçao do debito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMAOS & CIA ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL já qualificados. Mogi das Cruzes, 13 de.. abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

Av.39 CANCELAMENTO

Ficam cancelados a Av.23e Av.28. à vista da autorizaçao passada em Sao Paulo, aos 21 de maio de 1.985, pela qual o credor deu plena e geral quitaçao do débito a COMPANHIA FABRICADORA DE PAPEL KLABIN IRMÃOS & CIA., ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes,13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

AV.40 - CANCELAMENTO

Fica cancelada a Av 27 da presente e à vista da autorizaçao passada em Sao Paulo. aos 02 de setembro de 1.985, pela qual o credor deu plena e geral quitaçao do debito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMAOS & CIA., ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL já qualificados. Mogi das Cruzes.13 de abril de 1.993.-

ES C.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

AV.41 CANCELAMENTO

Fica cancelada a Av.26. e à vista da autorização passada em Sao Paulo, aos 08 de julho de 1.985 pela qual o credor deu plena e geral quitaçao do débito a COMPANHIA FABRICADORA DE PAPEL. KLABIN IRMÃOS & CIA.. ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL. já qualificados. Mogi das Cruzes. 13 de .. abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

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CNM 111567.2.0000628-29

MATRÍCULA Nº 628 | FICHA Nº 15 VERSO

Av.42 CANCELAMENTO

Fica cancelada a Av.25 e à vista da autorizaçao passada em São Paulo, aos 10 de junho de 1.985, pela qual o credor deu plena e geral quitação do debito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMAOS & CIA., ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes,13 de abril de 1.993.-

ESC AUTº.: *Francisco Carlos Nogueira de Sá* Escrevente Autorizado MLB

Av.43 CANCELAMENTO

Ficam canceladas a Av.24 e Av.30, e à vista da autorizaçao passada em Sao Paulo, aos 09 de junho de 1.982, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMAOS & CIA., ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, ja qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

Francisco Carlos Nogueira de Sá Escrevente Autorizado

ESC.AUTº.

MLB

Av.44 - CANCELAMENTO

Ficam cancelados o R.3 e Av.17 da presente, e à vista da autorização passada em São Paulo, aos 23 de fevereiro de 1984, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

Francisco Carlos Nogueira de Sá Escrevente Autorizado

ESC.AUTº.:

MLB

Av.45 - CANCELAMENTO

Ficam canceladas a Av.7 e Av.13 da presente, e à vista da autorização passada em São Paulo, aos 21 de novembro de 1984, pela qual o credor deu plena e geral quitaçao do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMAOS & CIA., ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 16

Mogi das Cruzes, 13 de abril de 1993

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado — MLB

Av.46 CANCELAMENTO

Ficam canceladas as averbações nº 4 e 16 e a vista da autorização passada em São Paulo, aos 22 de novembro de 1984, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado — MLB

Av.47 - CANCELAMENTO

Fica cancelada a Av.22 da presente, à vista da autorização passada em São Paulo, aos 22 de novembro de 1.984, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado — MLB

Av.48 CANCELAMENTO

Ficam canceladas as averbações 10 e 20 e à vista da autorização passada em São Paulo aos 07 de fevereiro de 1985 pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado — MLB

AV.49 - CANCELAMENTO

Fica canceladas as averbações 11,14 e 19, à vista da autorização passada em São Paulo, aos 08 de julho de 1.985, - pela qual o credor deu plena e geral quitação do débito a COM

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CNM 111567.2.0000628-29

MATRÍCULA Nº 628

FICHA Nº 16 VERSO

PANHIA FABRICADORA DE PAPEL, KLABIN IRMÃOS & CIA., ONIBLA S/A INDUSTRIA E COMERCIO DE PAPEL, já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá
Escrevente Autorizado

MLB

Av.50 - CANCELAMENTO

Ficam canceladas as Av.9 e 31, e à vista da autorização passada em São Paulo, aos 10 de junho de 1.985, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL e KLABIN IRMÃOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá
Escrevente Autorizado

MLB

Av.51 - CANCELAMENTO

Ficam canceladas a Av.12 e Av.15, à vista da autorização passada em São Paulo, aos 10 de junho de 1.985, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL e KLABIN IRMÃOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá
Escrevente Autorizado

MLB

Av.52 - CANCELAMENTO

Ficam canceladas a Av.8 e 18 da presente, à vista da autorização passada em São Paulo, aos 17 de maio de 1.985, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL, ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL e KLABIN IRMÃOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá
Escrevente Autorizado

MLB

Av.53 - CANCELAMENTO

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CNM 111567.2.0000628-29

LIVRO N.º 2 — REGISTRO GERAL

1.º CARTÓRIO DE REGISTRO DE IMÓVEIS DE MOGI DAS CRUZES

MATRÍCULA Nº 628 — FICHA Nº 17 — Mogi das Cruzes, 13 de abril de 1993

Fica cancelado o R.6 da presente, à vista da autorização passada em Sao Paulo, aos 10 de agosto de 1.982, pela qual o credor deu plena e geral quitaçao do débito a COMPANHIA FABRICADORA DE PAPEL ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL. KLABIN IRMAOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

Av.54 - CANCELAMENTO

Ficam canceladas as averbaçoes 5 e 32 da presente, à vista da autorização passada em Sao Paulo, aos 30 de julho de 1984, pela qual o credor deu plena e geral quitação do débito a COMPANHIA FABRICADORA DE PAPEL. ONIBLA S/A. INDUSTRIA E COMERCIO DE PAPEL. KLABIN IRMAOS & CIA., já qualificados. Mogi das Cruzes, 13 de abril de 1.993.-

ESC.AUTº.: Francisco Carlos Nogueira de Sá — Escrevente Autorizado

MLB

Av.55 - **ALTERAÇÃO DE DENOMINAÇÃO SOCIAL**

Pelo Instrumento Particular passado nesta cidade, aos 16 de novembro de 2000, devidamente assinado, e a vista da cópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 03 de dezembro de 1990, publicada no DO de São Paulo em 23.03.1991, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP sob nº 57.428/91-8, microfilmada e arquivada no protocolo sob nº 98.098, verifica-se que a **ONIBLA S/A. INDÚSTRIA E COMÉRCIO DE PAPEL**, já qualificada, teve alterada sua denominação social para **ONIBLA INDÚSTRIA E COMÉRCIO DE PAPEL LTDA.**, com sede na Estrada da Casa Grande, s/nº km 59, Cocuera, nesta cidade, inscrita no CNPJ/MF sob nº 60.437.878/0001-10. Mogi das Cruzes, 19 de julho de 2001.

"continua no verso"

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CNM 111567.2.0000628-29

MATRÍCULA Nº628 FICHA Nº17 VERSO

O OFICIAL:

Bel. Dirceu de Arruda
Oficial

MLB

Av.56 - **INCORPORAÇÃO**

Pelo Instrumento Particular passado nesta cidade, aos 16 de novembro de 2000, devidamente assinado, a vista da cópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 30 de abril de 1996, publicada no DO de São Paulo em 21 de junho de 1996, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP sob nº 83.414/96-4, e Laudo de Avaliação passado em 31 de março de 1996, microfilmados e arquivados no protocolo sob nº 98.098, verifica-se que a proprietária **ONIBLA INDÚSTRIA E COMÉRCIO DE PAPEL LTDA.**, já qualificada, foi **incorporada** pela **PAPEL E CELULOSE CATARINENSE S/A.**, com sede na Rua Voluntários da Pátria, 498 - parte, Santana, em São Paulo, SP., inscrita no CNPJ/MF sob nº 60.421.211/0001-20, passando o IMÓVEL desta matrícula, estimado em R$ 1.782.510,28, inclusive valor de outro imóvel (V.V. - R$ 9.248.219,80), **a pertencer ao patrimônio dessa última**. Mogi das Cruzes, 19 de julho de 2001.

O OFICIAL:

Bel. Dirceu de Arruda
Oficial

MLB

Av.57 - **ALTERAÇÃO DE DENOMINAÇÃO SOCIAL**

Pelo Instrumento Particular passado nesta cidade, aos 16 de novembro de 2000, devidamente assinado, e a vista da cópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 30 de abril de 1996, publicada no DO de São Paulo em 21 de junho de 1996, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP sob nº 83.414/96-4, microfilmada e arquivada no protocolo sob nº 98.098, verifica-se que a **PAPEL E CELULOSE CATARINENSE S/A.**, já qualificada, teve alterada sua denominação social para **CELUCAT S/A.**, com sede na Rua Voluntários da Pátria, 498 - parte, Santana, em São Paulo,

"continua na ficha nº18"

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CNM 111567.2.0000628-29

LIVRO Nº 2 - REGISTRO GERAL

MATRÍCULA Nº628 | FICHA Nº18

1º OFICIAL DE REGISTRO DE IMÓVEIS
DE MOGI DAS CRUZES
Bel. Dirceu de Arruda

Mogi das Cruzes, 19 de Julho de 2001

SP., inscrita no CNPJ/MF sob nº 60.421.211/0001-20. Mogi das Cruzes, 19 de julho de 2001.

O OFICIAL:

Bel. Dirceu de Arruda
Oficial

MLB

R.58 - **CONFERENCIA DE BENS PARA INTEGRALIZAÇÃO DE CAPITAL**

Pelo Instrumento Particular passado nesta cidade, aos 16 de novembro de 2000, devidamente assinado, a vista da cópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 27 de novembro de 1997, publicada no DO de São Paulo em 19 de novembro de 1997, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP sob nº 35.300.152.808, e Anexos 1, 2 3 e 4 referente a relação dos imóveis a serem transferidos, microfilmadas e arquivadas no protocolo sob nº 98.098, a proprietária **CELUCAT S/A.**, já qualificada, **TRANSMITIU A TÍTULO DE CONFERÊNCIA DE BENS PARA INTEGRALIZAÇÃO DE CAPITAL** à **KLABIN TISSUE S/A.**, com sede na Rua Voluntários da Pátria, 344, Santana, em São Paulo, SP., inscrita no CNPJ/MF sob nº 02.290.277/0001-21, o IMÓVEL desta matrícula, avaliado em R$ 23.200.000,00, inclusive valor de outro imóvel (V.V. - R$ 9.248.219,80). Mogi das Cruzes, 19 de julho de 2001.

O OFICIAL:

Bel. Dirceu de Arruda
Oficial

MLB

Av.59 - **ALTERAÇÃO DE DENOMINAÇÃO SOCIAL**

Pelo Instrumento Particular passado nesta cidade, aos 16 de novembro de 2000, devidamente assinado, e a vista da cópia autenticada da Ata da Assembléia Geral Extraordinária realizada em 06 de novembro de 1998, publicada no DO de São Paulo em 15 de dezembro de 1998, registrada na Secretaria da Junta Comercial do Estado de São Paulo - JUCESP sob nº 197.792/98-4, microfilmada e arquivada no protocolo sob nº 98.098, verifica-se que a **KLABIN TISSUE S/A.**, já qualificada, teve alterada sua

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CNM 111567.2.0000628-29

MATRÍCULA Nº628 | FICHA Nº18 VERSO

denominação social para **KLABIN KIMBERLY S/A.**, já qualificada. Mogi das Cruzes,19 de julho de 2001.

O OFICIAL:

Bel. Dirceu de Arruda
Oficial

MLB

Av.60 - **TRANSFORMAÇÃO DE SOCIEDADE**

Pelo requerimento passado nesta Cidade, aos 25 de julho de 2005, e a vista da cópia autenticada da Ata da Assembléia Geral de Transformação Sociedade de 31 de março de 2004, devidamente registrada na Secretaria na Junta Comercial do Estado de São Paulo - JUCESP sob nº 177.239/04-9, microfilmada e arquivada no protocolo sob nº **121.743**, verifica-se que em virtude da transformação de Tipo Jurídico de Sociedade por Ações em Sociedade Limitada, a proprietária **KLABIN KIMBERLY S/A**, teve alterada a sua denominação social para **KIMBERLY-CLARK BRASIL INDÚSTRIA E COMÉRCIO DE PRODUTOS DE HIGIENE LTDA**, com sede em São Paulo, SP, na Rua Olimpíadas, 205, 6° e 7° andares-parte, já qualificada. Mogi das Cruzes, 26 de outubro de 2005.

ESC.AUT°.:

Francisco Carlos Nogueira de Sá
Escrevente Autorizado

BGS

Av.61 - **CADASTRO RURAL (INEXISTÊNCIA DE CCIR)**
Em 24 de janeiro de 2023 - (Prenotação nº 305.881 de 19/01/2023).

Pelo requerimento emitido e assinado digitalmente em São Paulo, SP, em 18 de janeiro de 2023, à vista da certidão narrativa de inexistência de inscrição no cadastro de imóveis rurais - CAFIR emitido nesta cidade, aos 13 de janeiro de 2023, verifica-se que o imóvel rural desta matrícula não possui inscrição RURAL ou CCIR.

(continua na ficha 19)

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CNM 111567.2.0000628-29

LIVRO Nº 2 - REGISTRO GERAL

MATRÍCULA 628 | FICHA 19

1º OFICIAL DE REGISTRO DE IMÓVEIS
DE MOGI DAS CRUZES
Bel. Dirceu de Arruda - CNS nº 11.156-7

24 de janeiro de 2023.

Selo Digital nº 111567331EV000304660MU23X.

ESC. AUTº.: *[assinatura]*
Marcel Lopes Batista

Av.62 - **ALTERAÇÃO DE PERÍMETRO RURAL PARA URBANO**
Em 24 de janeiro de 2023 - (Prenotação nº 305.881 de 19/01/2023).

Pelo requerimento mencionado na Av.61 desta matrícula, à vista da certidão de perímetro nº 16/2023 emitido e assinado digitalmente em 11 de janeiro de 2023, verifica-se que o imóvel **RURAL** desta matrícula passou a pertencer ao perímetro **urbano** desde o exercício de 1976, de acordo com a Lei Municipal nº 2215 de 12.12.1975.

Selo Digital nº 111567331SR000304662VW23R.

ESC. AUTº.: *[assinatura]*
Marcel Lopes Batista

Av.63 - **CADASTRO MUNICIPAL ATUAL**
Em 24 de janeiro de 2023 - (Prenotação nº 305.881 de 19/01/2023).

Pelo requerimento mencionado na Av.61 desta matrícula, à vista do comprovante de inscrição imobiliária, verifica-se que atualmente o imóvel desta matrícula está cadastrado na prefeitura municipal desta cidade, sob **CONTRIBUINTE Nº 43.001.003.000-3.**

Selo Digital nº 111567331VF000304663EL23Y.

(continua no verso)

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CNM 111567.2.0000628-29

MATRÍCULA 628

FICHA 19 VERSO

ESC. AUTº.: Marcel Lopes Batista

Marcel Lopes Batista

Av.64 - **ALTERAÇÃO DE DENOMINAÇÃO DE VIA PÚBLICA**
Em 24 de janeiro de 2023 - (Prenotação nº 305.881 de 19/01/2023).

Pelo requerimento mencionado na Av.61 desta matrícula, à vista da certidão de denominação de rua nº 15/2023 emitida e assinada digitalmente em 10 de janeiro de 2023, verifca-se que a **ESTRADA DE RODAGEM MOGI-BIRITIBA** também conhecido como **ESTRADA DE CASA GRANDE,** ou **ESTRADA DE RODAGEM SÃO PAULO - CASA GRANDE** ou **ESTRADA DE RODAGEM MOGI-CASA GRANDE,** também conhecida como **ESTRADA MOGI-SALESÓPOLIS** passou a se denominar **RODOVIA PRF. ALFREDO ROLIM DE MOURA,** conforme Decreto Municipal nº 13666 de 03.10.2013.

Selo Digital nº 1115673310I000304664YX239.

ESC. AUTº.: Marcel Lopes Batista

Marcel Lopes Batista

R.65 - **CONFERÊNCIA DE BENS PARA INTEGRALIZAÇÃO DE CAPITAL SOCIAL**
Em 24 de janeiro de 2023 - (Prenotação nº 305.881 de 19/01/2023)

Pelo requerimento mencionado na Av.61 desta matrícula, acompanhado do requerimento emitido e assinado digitalmente em São Paulo, SP, em 19 de dezembro de 2022, e pelo contrato social emitido e assinado digitalmente em São Paulo, SP, em 24 de outubro de 2022, registrado na JUCESP, apresentada em forma de certidão de inteiro teor, verifica-se que a **KIMBERLY-CLARK BRASIL INDÚSTRIA E COMÉRCIO DE PRODUTOS DE**

(continua na ficha 20)

Valide a certidão clicando no link a seguir: https://assinador-web.onr.org.br/docs/ED4RN-P88CQ-CD6Y4-K2CWJ

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Página 30 de 30 - Protocolo 403460 - MAT. 628

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CNM 111567.2.0000628-29

LIVRO Nº 2 - REGISTRO GERAL

MATRÍCULA 628 | FICHA 20

1º OFICIAL DE REGISTRO DE IMÓVEIS
DE MOGI DAS CRUZES
Bel. Dirceu de Arruda - CNS nº 11.156-7

24 de janeiro de 2023.

HIGIENE LTDA, já qualificada, **TRANSMITIU A TITULO DE CONFERÊNCIA DE BENS PARA INTEGRALIZAÇÃO DE CAPITAL SOCIAL** à **MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA**, inscrita no CNPJ/MF sob nº 48.573.767/0001-36, com sede em São Paulo, SP, na Avenida Engenheiro Luís Carlos Berrini, 105, 8º andar, parte, Subcondomínio Thera Corporate, Torre 3, Setor B, Thera Comercial, Condomínio Thera One, o **IMÓVEL** desta matrícula, pelo valor de R$ 506.580,00 (V.V. - R$ 69.044.530,46).

Selo Digital nº 111567321RY000304665AC238.

ESC. AUTº.: [signature]
Marcel Lopes Batista

O ATO ACIMA É O ÚLTIMO PRATICADO NESTA MATRÍCULA

1º OFICIAL DE REGISTRO DE IMÓVEIS – COMARCA DE MOGI DAS CRUZES - SP

CERTIDÃO DE PROPRIEDADE

Protocolo Nº 403460

***CERTIFICA MAIS**, que a presente reprodução da matrícula nº 628 está conforme o original e foi extraida na forma do § 1º do artigo 19, da Lei nº 6.015/73. **NADA MAIS HAVENDO** a certificar além dos atos já expressamente lançados na aludida matrícula, inclusive com referência à alienações, onus reais e ações reipersecutórias.*
O referido é verdade e da fé.

Mogi das Cruzes/SP, quinta-feira, 31 de agosto de 2023.

Felipe Henrique Cardoso Moraes - Escrevente
Recolhimento conforme art. 12 da Lei 11.331/2002.

Oficial	Estado	Fazenda	Reg. Civil	Trib.Just	Min.Púb	ISS	**Total**
R$ 40,91	R$ 11,63	R$ 7,96	R$ 2,15	R$ 2,81	R$ 1,96	R$ 1,23	R$ 68,65

Selo Digital: 1115673C3000000050106123M

ESTA CERTIDÃO É VALIDA POR 30 DIAS, CONFORME DISPÕE O ARTIGO 1, IV DO DEC. LEI N 93.240 QUE REGULA A LEI N 7433.

"QUEM NÃO REGISTRA NÃO É DONO"

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.onr

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 EXHIBIT B Consolidated Company’s Bylaws

BYLAWS SUZANO S.A. Companhia Aberta de Capital Autorizado CNJP/MF n.⁰ 16.404.287/0001-55 NIRE 29.300.016.331 CHAPTER I NAME, HEAD OFFICE, DURATION AND PURPOSE Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights. Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”). Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction. Article 3 – The Company shall have indeterminate duration. Article 4 – The objects of the Company are: (a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories; (b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest; (c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries; (d) transportation, by itself or by third parties;

(e) holding interest as a partner or shareholder in any other company or project; (f) operation of port terminals; (g) generation and sale of electricity; (h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling; (i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and (j) operation of airports and landing fields. CHAPTER II CAPITAL STOCK AND SHARES Article 5 – The Company’s share capital, fully subscribed and paid-in, amounts to nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book-entry type and without par value. § One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type. § Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold. § Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation. § Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call. CHAPTER III THE SHAREHOLDERS MEETING Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law. Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance. Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer. CHAPTER IV THE MANAGEMENT Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers. Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers. § One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed. § Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws. § Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules. Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers. SECTION I THE BOARD OF DIRECTORS Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them. § One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them. § Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number. Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote. § One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion. § Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors. § Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting. § Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board. § Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors. Article 14 – The following shall be the attributes of the Board of Directors: (a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment; (b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing; (c) to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions; (d) if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers; (e) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law; (f) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices; (g) if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies; (h) if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers; (i) to monitor and evaluate the economic and financial performance of the Company; (j) to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting; (k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”); (l) subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation; (m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets; (n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale; (o) if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer; (p) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade: (p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article; (p.2) to give a real guarantee of any nature, or to give a chattel mortgage; (p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients; (p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts; (p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence; (p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image; (q) to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body; (r) to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below; (s) if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and (t) if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company. Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions. § One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation. § Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company. Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors: (a) to represent the Board of Directors in dealings with other parties; (b) to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers; (c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and (d) to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members. Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers. § One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled. § Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted. SECTION II THE STATUTORY EXECUTIVE BOARD OF OFFICERS Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected. § One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself. § Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws. § Three – The managers are not permitted to give personal guarantees. Article 19 – In the temporary absence: (a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b) of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted. § One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers. § Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted. Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting. § One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute. § Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote. § Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously Article 21 – The following shall be attributions of the Statutory Executive Board of Officers: (a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with; (b) to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors; (c) to produce monthly interim financial statements and deliver them to the Board of Directors; (d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors; (e) to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws; (f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors; (g) to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts; (h) to open and/or close branch offices or warehouses throughout the whole of Brazil; (i) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and (j) to seek continuous improvement in the organizational climate and results. Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers. § One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity. § Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts: (a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux; (b) representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes; (c) representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and (d) representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company. § Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument. Article 23 – The following are attributions of the Chief Executive Officer: (a) without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney; (b) to represent the Company in its public and private relationships at high level; (c) to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; (d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors; (e) to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f) to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company; (g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him; (h) to propose to the Board of Directors: (h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies; (h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies; (h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and (h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies. Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer. CHAPTER V THE AUDIT BOARD Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules. § One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members. § Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI THE STATUTORY AUDIT COMMITTEE Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors. § One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed. § Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC. § Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC. § Four – The SAC shall have the following duties: (a) evaluate the quarterly financial information, interim financial statements and financial statements; (b) supervise the financial area; (c) ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d) ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit; (e) establish with the independent audit the work plan and the fee proposal; (f) issue opinions on the hiring, compensation and replacement of the services of the independent audit; (g) interact with the independent audit on matters related to the audit procedure; (h) evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and (i) evaluate and monitor the Company’s risk exposures. § Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function. § Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint. CHAPTER VII FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law: (a) a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve; (b) the amounts allocated to Contingency Reserves, if constituted; (c) the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and (d) the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital. § One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve. § Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends. § Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance Capex Where: “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency. “EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year. § Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article. § Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law. Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws. Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may: (a) declare a semi-annual dividend, on account of the annual dividend; (b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves; (c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend. Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law. CHAPTER VIII TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror. § One – For the purposes of these Bylaws: (a) "Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company; (b) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company; (c) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs); (d) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it; (e) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and (f) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons. § Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company. § Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values: (a) Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and (b) one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment. § Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations. § Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations. § Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law. § Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30. § Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article. § Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares. § Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA. § Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below). § Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017. § Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law. § Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such

Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares. § Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror. CHAPTER IX SALE OF CONTROL Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder. CHAPTER X PROCEDURES FOR NEW ACQUISITIONS Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company. § One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades. § Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part. § Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI LIQUIDATION Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation. CHAPTER XII ARBITRATION PROCEEDING Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement. * * * *